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MIDWEST HOLDING INC. FORM 10 TABLE OF CONTENTS
MIDWEST HOLDING INC. AND SUBSIDIARIES INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Midwest Holding Inc.
(Exact name of registrant as specified in its charter)

Nebraska (State or other jurisdiction of incorporation or organization)	20-0362426 (I.R.S. Employer Identification No.)
8101 "O" Street, Suite S111, Lincoln, Nebraska (Address of principal executive offices)	68510 (Zip Code)

Registrant's telephone number, including area code : (402) 489-8266

        Securities to be registered pursuant to Section 12(b) of the Act: None

        Securities to be registered pursuant to Section 12(g) of the Act:

Voting Common Stock, $0.001 par value
(Title of class)

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

MIDWEST HOLDING INC.

FORM 10

ITEM 1.    BUSINESS.

Special Note Regarding Forward-Looking Statements

        Certain statements in this Form 10 constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's expectations, estimates, projections and assumptions. In some cases, you can identify forward-looking statements by terminology including "could," "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "intend," or "continue," the negative of these terms, or other comparable terminology used in connection with any discussion of future operating results or financial performance. These statements are only predictions, and reflect our management's present expectation of future events and are subject to a number of important factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

General Information

        Midwest Holding Inc. (we, us, our, Midwest, the Company or the Registrant) was formed on October 31, 2003 for the primary purpose of becoming a financial services holding company. Midwest presently conducts its business through its wholly owned subsidiary, American Life & Security Corp. (American Life). Capital Reserve Life Insurance Company of Jefferson City, Missouri (Capital Reserve) is a dormant, wholly owned subsidiary of American Life. Midwest is a Nebraska Corporation, American Life is an Arizona corporation, and Capital Reserve is a Missouri corporation. The principal executive offices at 8101 "O" Street, Suite S111, Lincoln, Nebraska 68510. The phone number for the companies is (402) 489-8266.

Development of the Business

        From our inception through July 2006, we raised approximately $6.5 million through the sale of shares of voting common stock in several private placements. Between June 2007 and May 2009, we raised approximately $11.0 million through an intrastate public offering of voting common stock in the State of Nebraska. Each of these sales of stock was intended to provide capital for our financial services operations.

        On September 1, 2009, American Life was issued a certificate of authority to conduct life insurance business in the State of Nebraska. Initial capital and surplus contributed to American Life was approximately $3.5 million, which was increased to approximately $5.5 million on September 1, 2009. In its first four months of operation, between September 1, 2009 and December 31, 2009, American Life generated $354,352 in premium revenue. In 2010, American Life generated $1.9 million in premium revenue. For the six months ended June 30, 2011, American Life generated $1.0 million in premium revenue.

        On June 20, 2010, American Life acquired Capital Reserve in exchange for a cash payment of approximately $1.9 million. This transaction added approximately a like amount of assets to American Life. Further, with the insurance charters acquired from Capital Reserve, we obtained access to additional markets in Missouri, Kansas and Iowa.

        In connection with the acquisition of Capital Reserve, American Life also coinsured a block of life insurance business from Capital Reserve's parent corporation in a separate transaction. The purchase price for this block of business was approximately $375,000. This transaction added more than $70,000 in annual revenues to American Life's operations, as well as approximately $3.5 million of new assets to our balance sheet, while American Life assumed approximately $3.65 million in policy reserves on the block of business.

        In July 2010, we commenced the private sale of 74,159 shares of our Series A Preferred Stock to certain qualified investors in Latin America. This offering was completed in January 2011. The net proceeds of this sale, after expenses, were approximately $415,750. These proceeds were used to further capitalize our insurance operations, for working capital and for other general corporate purposes.

        On July 12, 2010, in order to provide additional capital to support our continued growth, we commenced an offering of up to 2,000,000 additional shares of voting common stock to existing shareholders who were residents of the State of Nebraska. This offering was completed on February 28, 2011, and a total of 1,554,326 additional shares of voting common stock were sold. The gross proceeds of this sale, after expenses, were approximately $7.7 million. These proceeds will be used to further capitalize our insurance operations, for working capital and for other general corporate purposes, including funding the acquisition of Old Reliance Insurance Company (Old Reliance) as described below.

        On November 8, 2010, the Company and American Life entered into an agreement to acquire all of the issued and outstanding capital stock of Old Reliance, an Arizona-domiciled life insurance company. The plan provided for Capital Reserve and American Life to merge into Old Reliance following the purchase, with the survivor changing its name to American Life & Security Corp. In the transaction, the sole shareholder of Old Reliance received: (i) $1,600,000 in cash, (ii) $500,000 in the form of a surplus debenture issued by American Life, and (iii) 150,000 shares of voting common stock of the Company. Old Reliance had annual premium income of approximately $1.7 million and total assets of approximately $4.0 million. The transaction including the merger, was consummated on August 3, 2011.

        The Company was a development stage company until American Life commenced its insurance operations in 2009. We have incurred significant net losses since inception. These losses have resulted primarily from costs incurred while raising capital and establishing American Life. We expect to continue to incur operating losses until we achieve a volume of in-force life insurance policies that provides premiums that are sufficient to cover our operating expenses.

American Life

General

        American Life underwrites and markets life insurance products within the State of Nebraska. After completing the merger with Old Reliance, we are licensed in fourteen states. Old Reliance had eliminated marketing in several states prior to the acquisition. Management's assessment of the activities is that the business lacked adequate profit. As such, an on-going review is underway to evaluate market potential and appropriate products; such decision is expected in early 2012. With the acquisition of Capital Reserve, we also obtained access to additional markets in Missouri, Kansas and Iowa, although our sales efforts remain focused on Nebraska at the present time. Over time, we may apply with other state insurance departments in order to obtain certificates of authority to market life insurance products in those states.

        Additionally, we intend to explore the international market for U.S. dollar denominated ordinary life policies. Management has more than 25 years' experience in this market and many overseas contacts, particularly in Latin America.

        Some of the agents who were engaged by us to sell shares of voting common stock in the 2007-09 intrastate public offering were cross-trained by American Life to act as agents for its insurance business. In retaining these agents, our goal was to identify individuals with a long-range goal to be career life insurance agents. However, the recruiting, training and hiring of captive agents (agents who sell only American Life's products) will be a continuous process for American Life going forward.

Type of Policies

        American Life sells two insurance products, the "American Accumulator", which is a multi-benefit life insurance policy that combines cash value life insurance with a tax deferred annuity, and the "Future Cornhusker Plan", which is a single premium term life product offered for children aged three months to 15 years.

        It is anticipated that, over time, American Life will market other traditional life insurance products as well, which may include:

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  Ordinary Whole Life

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  Term Life (Level, Decreasing and Mortgage)

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  Limited-Pay Juvenile Whole Life

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  Fixed-Rate, Flexible-Premium Annuities

        American Life will, in all likelihood, offer limited pay whole life, term and decreasing term life and single and flexible premium annuities. The potential profitability of any product, including the cost involved to market and administer it, will be a significant factor in the decision to offer that product.

Product Pricing

        None of the insurance products to be marketed by American Life, other than the two initial products described above, have been developed or filed with the Nebraska Department of Insurance for approval. These products will be developed with a pricing structure designed to accomplish the following primary objectives:

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  Provide a competitively priced product to the insurance consumer;

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  Provide sufficient gross margins to allow the insurance subsidiary to achieve operating profits comparable to the life insurance industry as a whole; and

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  Provide sufficient first year and renewal commission structures necessary to attract and retain career-oriented insurance agents.

        All products will be developed by using the services of an independent qualified consulting actuary.

Underwriting Standards

        Underwriting guidelines will have a direct impact on American Life's operating results. If the underwriting standards that are established are not adequate, desired operating results will not be realized. Generally, when underwriting standards are less restrictive, more mortality claims will result and vice versa. Underwriting standards have a direct impact on the pricing structure of a product. The less restrictive the underwriting standards, the higher the product needs to be priced in order to allow for a higher incident of mortality. This higher incident of mortality is also reflected in greater policy reserves being established.

        American Life has established underwriting guidelines consistent with its product's pricing structure. American Life's consulting actuary, along with its reinsurance underwriting department, assist the insurance subsidiary in establishing its underwriting standards.

Marketing

        The products developed by American Life have been marketed initially by those agents cross-trained to market insurance products after selling shares of stock in our intrastate public offering.

Additionally, the recruiting, hiring and training process will be continuous for American Life going forward. These captive agents will market only the life insurance subsidiary's products.

        The insurance products will be marketed using the same face-to-face marketing concept that was used by us to sell shares of stock in our intrastate public offering. The insurance agents will use our shareholder base and their referrals as potential clients for our life insurance products.

        American Life also intends to pursue the U.S. Dollar-denominated life insurance market in Latin America. Management has many years' experience in the international market. The products that will be offered are ordinary whole life that are designed specifically for that market.

        If, and when, American Life enters the interest-sensitive and universal life markets, it would not use its captive agents to market such products. Generally, these are sophisticated products which require a unique ability to market. Accordingly, if American Life chooses to enter this market, it would develop an independent agent distribution system using independent marketing agencies that have the experience and ability to market these products. However, American Life would not enter this market segment unless it could do so profitably.

Operating Results

        There are certain factors unique to the life insurance business, which may have an adverse effect on the operating results of American Life. One such factor is that the cost of putting a new policy in force is usually greater than the first year's policy premium, and, accordingly, in the early years of a new life insurance company, these initial costs and the required provisions for reserves often have an adverse effect on operating results. American Life, as is common among new or inactive life insurance companies, probably will operate at a loss for a number of years because of the substantial costs of writing new life insurance. The aggregate cost of writing new life insurance includes such significant, nonrecurring items as first year commissions (which is initially recorded to policy acquisition costs and expensed through income over the life of the policy), medical and investigation expenses and other expenses incidental to the issuance of new policies, together with the initial reserves required to be established. Accordingly, the life subsidiary may be expected to sustain losses for a number of years, during which time earnings are normally not available for dividends.

        Our operating results are reported in accordance with accounting principles generally accepted in the United States of America (GAAP) for stock life companies; although the Company's life insurance subsidiaries will also prepare financial statements in accordance with accounting practices prescribed or permitted by their respective state of domicile (statutory basis of accounting) for the purpose of reporting to insurance regulatory authorities. Under the GAAP method of reporting, certain costs, which are expensed immediately under the statutory basis of accounting, will be charged to operations over the period in which premiums are earned, thereby reducing the adverse effect of these costs on operating results. In addition, under the GAAP method of reporting, assumptions used in calculating reserves are less conservative than those used under the statutory basis, thereby further reducing adverse effects on operating results.

Administration

        The policies written or acquired by American Life have historically been administered through a contract with a third-party administrator (TPA). The TPA is a company that is not related to American Life which is in the business of performing policy administration. Such administration will be performed through a TPA until such time as it becomes practical and economical to have such work handled by an internal data processing system. Policy administration includes the issuance of policies, billing, preparation of commission and production statements, posting of premium payments and servicing of policyholders. Following the acquisition of Old Reliance, which owned a policy administration system, management gave notice of cancellation to American Life's TPA and intends to bring all administration in house by February 1, 2012.

Investments

        American Life has adopted an investment policy in compliance with the insurance laws of the State of Arizona. The type and amount of investments which can be made by a life insurance company domiciled in the State of Arizona are specifically controlled by applicable Arizona statutes and rules and regulations of the Arizona Department of Insurance.

        It is critical that an insurer invest its assets wisely and conservatively as investment income ultimately (as a new company grows, investment income will increase as a percent of total income due to investment of policy reserves) will be a significant component of total revenue. Accordingly, American Life has developed a conservative investment policy in an effort to minimize its investment risk. An independent professional investment advisor who specializes in the insurance industry may be retained in the future to assist American Life with its investments.

Reinsurance

        American Life reinsures with other companies (reinsurers) portions of the life insurance risks it underwrites. The primary purpose of reinsurance is to allow a company to reduce the amount of its risk on any particular policy. The effect of reinsurance is to transfer a portion of the risk to the reinsurers. However, American Life remains contingently liable for the risk in the event the reinsurers are not able to meet their obligations under the reinsurance agreements. Further, when life insurance risks are ceded to another insurer, the ceding company must pay a reinsurance premium to the reinsurance company as consideration for the risk being transferred. The payment of this reinsurance premium to the reinsurer represents a reduction of the premium income received by American Life. This reduction in premium income has a direct impact on the profitability of the ceding company (American Life).

Reserves

        American Life establishes as liabilities actuarially computed reserves to meet the obligations on the policies it writes, in accordance with the insurance laws and the regulations of the Department of Insurance for statutory accounting and GAAP for financial reporting to shareholders. These reserves are the amounts which, with additions from premiums to be received and with interest on such reserves, compounded annually at certain assumed rates, in the future are sufficient according to accepted actuarial principles to meet American Life's policy obligations as they mature. The various actuarial factors are determined from mortality tables and interest rates in effect when the policies are issued and are applied against policy in force amounts.

        American Life has retained an independent certified consulting actuary to make the computations required to establish its reserves and to perform other duties required by law by certified actuaries in the conduct of a general life insurance business.

Competition

        The life insurance industry is fiercely competitive. Many of the life insurance companies authorized to do business in states that we will conduct business in are well-established companies with fine reputations, offering a broader line of insurance policies, having larger selling organizations, and possessing greater financial resources than American Life. American Life is not rated by industry analysts at the present time and likely will not be rated for a period of three to five years. This will have a negative impact on American Life's ability to compete with rated insurance companies. There is also considerable competition among insurance companies in obtaining qualified sales agents, which might require the Company to pay higher commissions to attract such agents.

Possible Acquisition of Other Companies

        Subject to the regulation and supervision of the Arizona Department of Insurance and other regulators, we may acquire one or more life insurance or insurance-related companies in the future. Our acquisition strategy, should this avenue be pursued, will be to identify one or more established insurance companies which have developed viable marketing networks for their products and which are or could be managed from a Lincoln, Nebraska administrative office. In selecting target insurance companies which constitute suitable acquisition candidates, we will consider factors such as, but not limited to, the target company's financial statements and operating history (including surplus adequacy and underwriting standards); the price and features of insurance products sold and the markets serviced; the competency and loyalty of its agents; certain income tax considerations; and the purchase price therefore.

        We also may seek to acquire insurance-related companies such as: (i) third-party administrators; (ii) existing marketing agencies; (iii) actuarial services companies; (iv) reinsurance brokerage companies and (v) life and health insurance data processing services.

        The primary reasons we may acquire an existing life insurance company or insurance-related company are: (i) the placement of administrative, accounting and data processing systems that would allow the company to expand; (ii) provide additional revenue streams to us through additional marketing expansion or ancillary services; and (iii) provide additional profits through more effective cost management of an existing company as many companies within the insurance industry have excessive administrative cost levels relative to premium income.

        Management believed Capital Reserve constituted a suitable acquisition candidate under the above criteria. On August 4, 2011, the Company acquired Old Reliance Life Insurance Company, an Arizona domiciled life insurer and simultaneously merged American Life with and into it, changing the survivors name to American Life and Security Corporation. This acquisition added 14 new states, annual premium income of approximately $1.7 million, and total assets of approximately $4.0 million. No additional acquisition agreements have been signed as of December 12, 2011. However, we will continue to evaluate and consider appropriate acquisition candidates.

Prior Acquisitions and Investments

        In 2006, we acquired 1,627,500 shares of Western States Alliance Corporation (Western States) for $0.46 a share for an aggregate investment of $748,650. This investment gave us majority ownership of Western States. Western States was subsequently dissolved, with the majority of its assets transferred to us, effective December 31, 2009.

        In 2005, we acquired 1,410,000 shares of capital stock of Security Capital Corporation (Security Capital), an Arkansas corporation formerly known as Arkansas Security Capital Corporation, for $0.10 per share, or $141,000 in the aggregate. At the time, such shares constituted 47% of the outstanding capital stock of Security Capital. Starting in 2007, Security Capital began issuing additional capital stock, reducing our ownership to approximately 40%. In 2010, we acquired additional shares bringing our ownership to over 60%.

        In July 2009, we acquired 350,000 shares of capital stock of First Wyoming Capital Corporation (First Wyoming) for $0.10 per share for an aggregate investment of $35,000 and funding of $20,000 of pre-incorporation expenses. First Wyoming's insurance subsidiary received its Certificate of Authority to operate in Wyoming July 1, 2011. As of June 30, 2011, our ownership constituted approximately 12.8% of the issued and outstanding capital stock of First Wyoming.

        In April 2010, we acquired 340,000 shares of capital stock of Rocky Mountain Capital Corporation, a Colorado corporation (Rocky Mountain) for $0.10 per share for an aggregate investment of $34,000.

As of June 30, 2011, our ownership constituted approximately 11.07% of the issued and outstanding capital stock of Rocky Mountain.

        In April 2010, we acquired 600,000 shares of non-voting capital stock of Northstar Financial Corp. (Northstar) for $0.10 per share for an aggregate investment of $60,000. As of June 30, 2011, our ownership constituted approximately 25.8% of all issued and outstanding capital stock of Northstar.

        In June 2010, we acquired 366,500 shares of capital stock of Great Plains Financial Corporation, a South Dakota corporation (Great Plains), for $1.65 per share for an aggregate investment of $604,725. Great Plains has a life insurance subsidiary licensed to do business in South Dakota. As of June 30, 2011, our ownership constituted approximately 9.0% of the issued and outstanding capital stock of Great Plains.

        In September 2011, we acquired 797,500 shares of non-voting capital stock of Pacific Northwest Capital Corp., an Idaho corporation (Pacific Northwest), for $0.10 per share for an aggregate investment of $79,750. On the date of the investment, our initial ownership constituted approximately 33.2% of the issued and outstanding capital stock

Certain Relationships and Affiliations with Similar Businesses

        The Company and certain of its directors and officers have current or past relationships and affiliations with businesses that operate, or once operated, in the life insurance industry and that have conducted public and private stock offerings in connection with their operations. Additional information on these relationships and affiliations, organized by company, is as follows:

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  Northstar.  Northstar was incorporated in Minnesota in April 2010 with the purpose of organizing a life insurance subsidiary in that state and becoming an insurance holding company. We invested approximately $60,000 in the organizational financing of Northstar in exchange for 600,000 shares of non-voting capital stock. As of June 30, 2011, our ownership constitutes approximately 25.8% of all issued and outstanding capital stock of Northstar. In addition, Rick Meyer, Chairman of our Board of Directors, is Chairman, Chief Executive Officer and a member of the original Board of Directors of Northstar. Rick Meyer owns 200,000 shares of Northstar's voting capital stock. Mark A. Oliver, our Secretary/Treasurer and a member of our Board of Directors, is President, Chief Operating Officer, Treasurer, Chief Financial Officer and a member of the original Board of Directors of Northstar. Mr. Oliver owns 140,000 shares of non-voting capital stock of Northstar. Travis Meyer, our president and a member of our Board of Directors, owns 150,000 shares of non-voting capital stock. Milton Tenopir, a member of our Board of Directors, is a member of the Board of Directors of Northstar and owns 50,000 shares of voting capital stock. Other of our present and former directors also own capital stock of Northstar. As of June 30, 2011, Northstar is a development stage company that has not conducted operations apart from raising capital through a $1.0 million private placement of securities. It commenced a $10 million intrastate offering in May 2011.

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  First Wyoming.  First Wyoming was incorporated in Wyoming in July 2009 for the purpose of organizing a life insurance subsidiary in that state and becoming an insurance holding company. We invested approximately $35,000 in the organizational financing of First Wyoming and funded an additional $20,000 of pre-incorporation expenses in exchange for 350,000 shares of capital stock. John Perkins, our former Secretary and compliance officer and a current member of our Board of Directors, serves as Chairman of the Board of First Wyoming. Les Meyer, a member of our Board of Directors, serves as Secretary and a member of the Board of Directors. Mark Oliver, our Secretary/Treasurer and a Director, serves as First Wyoming's Treasurer and a member of its Board of Directors. Great American Marketing, Inc., a corporation owned by Travis Meyer, our President and a member of our Board of Directors, had a consulting agreement with First Wyoming that terminated on June 30, 2010. He owns 25,000 shares of capital stock of First Wyoming. First Wyoming has raised approximately $4 million of an anticipated $7.5 million offering and received its certificate of authority in July 2011.

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  Rocky Mountain.  Rocky Mountain was incorporated in Colorado in March 2010 with the purpose of organizing a life insurance subsidiary in that state and becoming an insurance holding company. We invested approximately $34,000 in the organizational financing of Rocky Mountain in exchange for 340,000 shares of capital stock. In addition, Les Meyer, a member of our Board of Directors, is President, Chief Executive Officer and a member of the original Board of Directors of Rocky Mountain. Les Meyer owns 352,000 shares of capital stock of Rocky Mountain. Rick Meyer, Chairman of our Board of Directors, is Chairman and a member of the original Board of Directors of Rocky Mountain. Rick Meyer owns 130,000 shares of capital stock of Rocky Mountain. Mark A. Oliver, our Treasurer and a member of our Board of Directors, is Secretary/Treasurer and a member of the original Board of Directors of Rocky Mountain. Mr. Oliver owns 130,000 shares of capital stock of Rocky Mountain. John R. Perkins, a member of our Board of Directors, is a member of the original Board of Directors of Rocky Mountain and owns 140,000 shares of capital stock. Travis Meyer, our President and a member of our Board of Directors, owns 130,000 shares of capital stock of Rocky Mountain. Other of our present and former directors also own capital stock of Rocky Mountain. As of June 30, 2011, Rocky Mountain is a development stage company that has not conducted operations apart from commencing a $1.0 million private placement of securities. It commenced a $7.5 million public intrastate offering in May, 2011.

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  Great Plains.  We acquired a minority interest in Great Plains in June 2010. Prior to that time, Great Plains raised over $7.5 million through private placements of stock and a registered public offering in South Dakota and established a regulated life insurance subsidiary in that state. Scott Engebritson, a former officer and Board member of the Company, serves as Chairman of the Board and President of Great Plains. In June 2011, Jack Osborne, Milt Tenopir, Travis Meyer, Mark Oliver and Rick Meyer were elected to the Great Plains Board of Directors.

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  Pacific Northwest.  Pacific Northwest was incorporated in Idaho in October 2010 with the purpose of organizing a life insurance subsidiary in that state and becoming an insurance holding company. We invested approximately $79,750 in the organizational financing of Pacific Northwest in exchange for 797,500 shares of non-voting capital stock. In addition, Travis Meyer, our President and a member of our Board of Directors, is President, Chief Executive Officer, Co-Chairman and a member of the original Board of Directors of Pacific Northwest. Travis Meyer owns 200,000 shares of non-voting capital stock of Pacific Northwest. Rick Meyer, Chairman of our Board of Directors, is Co-Chairman and a member of the original Board of Directors of Pacific Northwest. Rick Meyer owns 200,000 shares of capital stock of Pacific Northwest. Mark A. Oliver, our Treasurer and a member of our Board of Directors, is Treasurer and a member of the original Board of Directors of Pacific Northwest. Mr. Oliver owns 200,000 shares of non-voting capital stock of Pacific Northwest. Todd C. Boeve, an employee of ours, is Secretary and a member of the original Board of Directors of Pacific Northwest. Mr. Boeve owns 50,000 shares of capital stock of Pacific Northwest.

Regulation

        American Life, as well as any other life insurance subsidiary that we may acquire or form, is (or will be) subject to the regulation and supervision of the Arizona Department of Insurance and/or other state insurance regulators. Such regulation is primarily for the benefit of policyholders rather than shareholders. These regulators possess broad administrative powers. These powers include the authority to grant and revoke licenses to transact business, to approve the form of insurance contracts, to regulate capital requirements, to regulate the character of permitted investments, and to require deposits for the protection of investments. Arizona insurance law requires the filing of a detailed annual report with the Department of Insurance, as do other states' laws. Thus, the business and financial accounts of American Life will be subject to examination by the Department of Insurance, as well as insurance departments of any other states in which it may do business.

        There can be no assurance that American Life, Capital Reserve, or any other life insurance subsidiary that we may acquire or form will be able to satisfy the regulatory requirements of the Arizona or Missouri Department of Insurance or a similar department in any other state in which it may wish to transact business.

        As the holder of a controlling interest in an Arizona insurance company, the Company also is subject to regulation as an insurance holding company system under Arizona law. The provisions of this law generally provide for restrictions on a change in control of the insurance holding company, require the filing of certain reports with the Department of Insurance, and limit the amount of dividends which may be received by the holding company from American Life.

        On July 21, 2010, President Obama signed into law financial regulatory reform legislation, known as the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Reform Act"). The Reform Act reshapes financial regulations in the United States by creating new regulators, regulating new markets and firms, and providing new enforcement powers to regulators. Virtually all major areas of the Reform Act will be subject to regulatory interpretation and implementation rules requiring rulemaking that may take several years to complete. Although the ultimate outcome of the regulatory rulemaking proceedings cannot be predicted with certainty, we do not believe that the provisions of the Reform Act will have a material impact on our consolidated financial results or financial condition.

Employees and Agents

        As of June 30, 2011, we have 11 full-time employees and 4 part-time employees, as well as 21 insurance agents who operate as independent contractors.

ITEM 1A.    RISK FACTORS.

        An investment in our voting common stock involves a high degree of risk. Investors should carefully consider the risks described below and the other information in this Form 10 before investing in our voting common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed.

Risks Related to Our Business

The Company has a limited operating history and owns a limited amount of assets.

        The Company was formed in October 2003 and was in the development stage until the insurance operations of American Life commenced in September 2009. We have a limited operating history and, until recently, we have generated no revenues other than interest and investment income. The start-up costs we have incurred have created a history of operating losses. We have all of the risks inherent in establishing a new business, including limited capital, uncertain markets, lack of revenues and potential competition from better capitalized companies. We have no control over general economic conditions, competitors' products, competitive pricing, customer demand and costs of marketing or advertising to build and expand our business. Moreover, we anticipate that we will continue to incur net operating losses well into the future as we establish a revenue stream from our operating subsidiaries. There is no assurance that our activities will be successful or result in any revenues or profits to the Company and, the likelihood of any success must be considered in light of our early stage of development. These risks and our lack of substantial operating history make it difficult to predict the Company's future revenues or results of operations. As a result, our financial results may fluctuate widely and fall below our expectations or the expectations of our shareholders. This could cause the value of our voting common stock to decline.

Ownership of shares of our voting common stock involves substantial risk, and the entire value of those shares may be lost.

        Shares of our voting common stock constitute a high-risk investment in a developing business. No assurance or guaranty can be given that any of the potential benefits envisioned by our business plan will prove to be available, nor can any assurance or guaranty be given as to the actual amount of financial return, if any, which may result from ownership of our shares. The entire value of shares of our voting common stock may be lost.

Our insurance marketing efforts are key to our success.

        We market our insurance products through the services of licensed insurance agents. Many of these agents have no prior insurance product selling experience and, accordingly, this lack of experience may have a negative impact on the amount of premium volume we write. The extent of this negative impact on the premium volume written will depend primarily on our ability to timely and adequately train these agents to sell our insurance products.

Our existing insurance subsidiaries, American Life and Capital Reserve, may fail as a result of being inadequately capitalized.

        American Life was granted a certificate of authority by the Nebraska Department of Insurance based on initial capital and surplus of approximately $3.5 million, which was increased to approximately $5.5 million on September 1, 2009. Following the merger of American Life with Old Reliance, American Life had approximately $4,942,301 in capital and surplus in its Arizona domiciled company. The Arizona Department of Insurance may require American Life to add additional amounts of capital and surplus to support its business going forward, just as the Missouri Department of Insurance may require additional capitalization of Capital Reserve. Capital Reserve had capital and surplus of $1.4 million as of September 30, 2011. The amount of capital and surplus ultimately required will be based on certain "risk-based capital" standards established by statute and regulation and administered by the Arizona Department of Insurance and other regulators. The "risk-based capital" system establishes a framework for evaluating the adequacy of the minimum amount of capital and surplus, calculated in accordance with statutory accounting principles, necessary for an insurance company to support its overall business operations. It identifies insurers that may be inadequately capitalized by looking at certain inherent risks of each insurer's assets and liabilities and its mix of net premiums written. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation, or liquidation. If American Life fails to maintain required capital levels in accordance with the "risk-based capital" system, its ability to maintain the regulatory authority necessary to conduct business would be compromised.

We expect to suffer operating losses for a number of years.

        We expect to sustain losses for a number of years. American Life, as is common among new or inactive life insurance companies, likely will operate at a loss for a number of years because of the substantial costs of writing new life insurance. The aggregate cost of writing new life insurance includes such significant, nonrecurring items as first year commissions, medical and investigation expenses, and other expenses incidental to the issuance of new policies, together with the initial reserves required to be established. Accordingly, it is generally recognized that the cost of putting a new policy in force is substantially greater than the first year premium. As a result, a new life insurance company can be expected to sustain losses for a number of years, during which time earnings are not available for dividends. In accordance with accounting principles generally accepted in the United States of America (GAAP), these costs, which relate to the first year expenses of putting new life insurance premiums on the books of the Company, are capitalized and amortized over the life of the premiums produced.

The insurance industry is subject to numerous laws and regulations, and compliance costs and/or changes in the regulatory environment could adversely affect our business.

        We are subject to government regulation in each of the states in which we conduct business. Such regulatory authority is vested in state agencies having broad administrative power dealing with all aspects of the insurance business, including rates, policy forms, and capital adequacy, and is concerned primarily with the protection of policyholders rather than shareholders. During the past several years, increased scrutiny has been placed upon the insurance regulatory framework, and certain state legislatures have considered or enacted laws that alter, and in many cases increase, state authority to regulate insurance companies and insurance holding company systems. The National Association of Insurance Commissioners (the NAIC) and state insurance regulators are reexamining existing laws and regulations, specifically focusing on insurance company investments and solvency issues, risk-based capital guidelines, interpretations of existing laws, the development of new laws, the implementation of non-statutory guidelines and the circumstances under which dividends may be paid. Current NAIC initiatives, and other regulatory changes, could have a material adverse impact on our business. There can be no assurance that our life insurance subsidiaries or any other life insurance subsidiary that we may acquire or form will be able to satisfy the regulatory requirements of the Departments of Insurance of their respective state of domicile or a similar department in any other state in which it may wish to transact business.

        Individual state guaranty associations assess insurance companies to pay benefits to policyholders of insolvent or failed insurance companies. The impact of such assessments may be partly offset by credits against future state premium taxes. We cannot predict the amount of any future assessments, nor have we attempted to estimate the amount of assessments to be made from known insolvencies.

We operate in a highly competitive industry, and our business will suffer if we are unable to compete effectively.

        The operating results of companies in the insurance industry are subject to significant fluctuations due to competition, economic conditions, interest rates, investment performance, maintenance of insurance ratings from rating agencies such as A.M. Best and other factors. Our ability to compete with other insurance companies is dependent upon, among other things, our ability to attract and retain agents to market our insurance products, our ability to develop competitive and profitable products and our ability to obtain high ratings. In connection with the development and sale of products, we and our operating subsidiaries encounter significant competition from other insurance companies, many of whom have financial resources substantially greater than the Company, as well as competition from other investment alternatives available to our customers. We do not anticipate that American Life will be rated by industry analysts for a period of three to five years. This will have a negative impact on American Life's ability to compete with rated insurance companies. Accordingly, competition for new life insurance policies will be significant which may have a negative impact on our ability to operate profitably.

We are highly dependent upon our key personnel, and the loss of any of our key personnel could materially and adversely affect our business.

        Our ability to operate successfully is dependent primarily upon the efforts of Travis Meyer and Mark Oliver, as well as other key personnel. The loss of the services of any of these officers and employees could have a material adverse effect on our ability to operate successfully.

Development of life insurance products involves the use of certain assumptions, and the inaccuracy of these assumptions could adversely affect our profitability.

        We must make certain assumptions as to expected mortality, lapse rates and other factors in developing the pricing and other terms of our life insurance products. These assumptions are based on industry experience and are reviewed and revised regularly so as to reflect actual experience on a current basis. However, variation of actual experience from that assumed in developing such terms may affect a product's profitability.

If we underestimate our liability for future policy benefits, our results of operations could suffer.

        The liability established for future life insurance policy benefits is based upon a number of factors, including certain assumptions. If we underestimate future policy benefits, we would incur additional expenses at the time we becomes aware of the inadequacy. As a result, our profitability could suffer.

American Life may not be able to obtain a favorable insurance rating.

        Insurance ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Ratings reflect the rating agencies' opinion of an insurance company's financial strength, operating performance and ability to meet its obligations to policyholders. American Life will not receive a rating until it has maintained operations for a minimum of three to five years. There can be no assurance that American Life will be rated by a rating agency or that any rating, if and when received, will be favorable to the insurance subsidiary.

Fluctuations in interest rates could adversely affect our business and profitability.

        Interest rate fluctuations could impair the ability to pay policyholder benefits with operating and investment cash flows, cash on hand and other cash sources. Interest rate fluctuations could also have an impact on policyholder behavior. To the extent that interest rates credited are less than those generally available in the marketplace, increased policyholder lapses may be experienced. This would be mitigated in the current period by income generated by surrender charges from universal life insurance policies and annuity contracts, but would reduce our future income. Surrender charges also serve to discourage early policyholder surrenders.

Changes in the tax laws could adversely affect our business.

        Congress has from time to time considered possible legislation that would eliminate the deferral of taxation on the accretion of value within certain annuities and life insurance products. This and similar legislation, including a simplified "flat tax" income tax structure with an exemption from taxation for investment income, could adversely affect the sale of life insurance compared with other financial products if such legislation were to be enacted. There can be no assurance as to whether such legislation will be enacted or, if enacted, whether such legislation would contain provisions with possible adverse effects on any annuity and life insurance products that we and our operating subsidiaries develop.

We may not be able to successfully execute our acquisition strategy, which could cause our business and future growth prospects to suffer.

        One component of our business plan is to pursue strategic acquisitions of companies that meet our acquisition criteria. However, suitable acquisition candidates may not be available on terms and conditions that we find acceptable. In pursuing acquisitions, we compete with other companies, many of which have greater financial and other resources than the Company. If we are unable to secure sufficient funding for potential acquisitions, it may not be able to complete strategic acquisitions that it otherwise finds desirable. Further, if we succeed in consummating strategic acquisitions, our business, financial condition and results of operations may be negatively affected because:

  •
  Some of the acquired businesses may not achieve anticipated revenues, earnings or cash flows;

  •
  We may assume liabilities that were not disclosed or exceed our estimates;

  •
  We may be unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner;

  •
  Acquisitions could disrupt our on-going business, distract our management and divert our resources;

  •
  We may experience difficulties operating in markets in which it has no or only limited direct experience; and

  •
  There is the potential for loss of customers and key employees of the acquired company.

We may be required to raise additional capital through sales of our voting common stock, which could dilute the ownership interests of our existing shareholders.

        In order to continue to operate, to fund the capital and surplus required for its insurance subsidiaries and to grow in accordance with our business plan, we may require additional capital. This capital may be raised through the issuance of additional shares of our voting common stock. If additional shares are issued, the ownership interests of existing shareholders will be diluted.

Certain of our directors and officers have relationships with businesses similar to the Company's, which could present a potential conflict of interest if we were to expand into those states or if those other insurance holding companies were to offer life insurance products in our territory.

        As described in more detail in Item 1, under the heading "Certain Relationships and Affiliations with Similar Businesses," some of our officers and directors have past or present relationships with other businesses operating in the insurance industry. Should we plan to enter the life insurance markets in the states where these other businesses operate, or should those other businesses enter the life insurance markets in our territory, a potential conflict of interest could exist. We will attempt to eliminate or minimize any conflicts of interest, should they arise. We expect that these efforts will include the required recusal of interested parties from (a) any decision relating to competition in a state in which another company with whom he or she is associated is operating, (b) any other decision involving a conflict of interest with respect to such companies. However, the efforts to eliminate or minimize potential conflicts of interest may not be successful.

Shares of our voting common stock are an illiquid investment.

        There is no public market for shares of our voting common stock, and there is no assurance that one will develop. Therefore, the shares will have limited marketability for an indefinite period of time. There is not currently, and may never be, an active market in our securities, and there is no assurance that any of our securities will ever become publicly traded or that an active trading market will develop or be sustained. Consequently, shareholders may not be able to liquidate their investment in the event of an emergency or for any other reason. We do not meet the requirements for our stock to be quoted on the New York Stock Exchange, NASDAQ, the New York Stock Exchange Alternext Exchange (formerly, AMEX), the OTC Bulletin Board or any other exchange.

We do not intend to declare dividends on shares of our voting common stock in the foreseeable future.

        We have not paid cash dividends on our stock in the past and do not anticipate paying such dividends in the foreseeable future. We intend to retain available funds to be used in the expansion of our operations. Future dividend policy will depend on our earnings, capital requirements, financial condition and other relevant factors. Moreover, the Company is a holding company without independent operations. We expect a source of cash will be dividends on the stock of our operating subsidiaries, including American Life. The payment of dividends to the Company by our operating subsidiaries is subject to limitations imposed by applicable insurance laws. For example, with respect to American Life, "extraordinary" dividends may not be paid without permission of the Arizona Department of Insurance. An "extraordinary" dividend is defined, in general, as any dividend or distribution of cash or other property whose fair market value, compared with that of other dividends or distributions made within the preceding twelve months, exceeds the greater of (i) 10% of the policyholders surplus (total statutory capital stock and surplus) as of December 31 of the proceeding year or (ii) the statutory net gain from operations excluding realized gains on investments) of the insurer for the twelve month period ending December 31 of the preceding year. Nebraska insurance laws also require that dividends on capital stock must be paid out of surplus, which is calculated after reserving a sum equal to all liabilities of the insurance company and may include all or part of surplus arising from unrealized capital gains or revaluation of assets

Because we do not intend to pay dividends in the foreseeable future, shareholders will benefit from an investment in our voting common stock only if it appreciates in value and becomes liquid.

        Because we do not expect to pay any cash dividends in the foreseeable future, the success of any investment in our stock will depend upon any future appreciation in their value. We cannot guarantee that our stock will appreciate in value or even achieve or maintain a value equal to the price at which shares were purchased. Further, a market may never develop to sell shares of our stock even if they appreciate in value based on an increase in book value or other valuation criteria.

Our business and future growth prospects may suffer if the acquisition and merger of Old Reliance with American Life does not achieve expected results.

        Our business, financial condition and results of operations may be negatively affected if: (i) the acquired business does not achieve anticipated revenues, earnings or cash flows; (ii) we assume liabilities that were not disclosed or exceed estimates; (iii) we are unable to integrate the acquired business successfully and realize anticipated economic, operational and other benefits in a timely manner; (iv) the acquisition itself disrupts our on-going business, distracts management or diverts resources from other more beneficial uses; (v) we experience difficulties operating in markets in which we have no or only limited direct experience; or (vi) there is a loss of customers and key employees of the acquired company.

ITEM 2.    FINANCIAL INFORMATION.

Management's Discussion and Analysis of Financial Condition and Results of Operations

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes appearing elsewhere in this Form 10. In addition to historical information, this discussion and analysis may contain forward-looking statements that involve risk, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements.

Overview

        Midwest was formed on October 31, 2003 for the primary purpose of becoming a financial services holding company. Midwest presently conducts its business through its wholly owned subsidiary, American Life & Security Corp. (American Life).

        From our inception through July 2006, we raised approximately $6.5 million through the sale of shares of voting common stock in several private placements. Between June 2007 and May 2009, we raised approximately $11.0 million through an intrastate public offering of voting common stock in the State of Nebraska.

        On September 1, 2009, American Life was issued a certificate of authority to conduct life insurance business in the State of Nebraska. Initial capital and surplus contributed to American Life was approximately $3.5 million, which was increased to approximately $5.5 million on September 1, 2009. In its first four months of operation, between September 1, 2009 and December 31, 2009, American Life generated $354,352 in premium revenue. In 2010, American Life generated $1.9 million in premium revenue.

        On June 20, 2010, American Life acquired Capital Reserve Life Insurance Company of Jefferson City, Missouri (Capital Reserve) in exchange for a cash payment of approximately $1.9 million. This transaction added approximately $1.6 million in assets to the Company. Further, with the insurance charters acquired from Capital Reserve, we obtained access to additional markets in Missouri, Kansas and Iowa.

        In connection with the acquisition of Capital Reserve, American Life also coinsured a block of life insurance business from Capital Reserve's parent corporation in a separate transaction. The purchase price for this block of business was approximately $375,000. This transaction added more than $70,000 in annual revenues to American Life's operations, as well as approximately $3.5 million of new assets and $3.2 million of policy liabilities to our balance sheet.

        In January 2011, we completed the private sale of 74,159 shares of our Series A Preferred Stock to certain qualified investors. The net proceeds of this sale, after expenses, were approximately $415,750. These proceeds were used to further capitalize our insurance operations, for working capital and for other general corporate purposes.

        On July 12, 2010, in order to provide additional capital to support our continued growth, we commenced an offering of up to 2,000,000 additional shares of voting common stock to existing shareholders who were residents of the State of Nebraska. This offering was completed on February 28, 2011 and a total of 1,554,326 additional shares of voting common stock were sold. The gross proceeds of this sale were approximately $7.7 million. These proceeds will be used to further capitalize our insurance operations, for working capital and for other general corporate purposes, including funding the acquisition of Old Reliance Insurance Company (Old Reliance) as described below.

        On November 8, 2010, the Company and American Life entered into an agreement to acquire all of the issued and outstanding capital stock of Old Reliance. The plan is for American Life to merge into Old Reliance following the purchase, with the survivor changing its name to American

Life & Security Corp. In the transaction, the sole shareholder of Old Reliance will receive: (i) $1,750,000 in cash, (ii) $500,000 in the form of a surplus debenture and (iii) 150,000 shares of voting common stock of the Company. Old Reliance has annual premium income of approximately $1.7 million and total assets of approximately $4.0 million. As of December 31, 2010, it had total capital and surplus of approximately $1.7 million. The transaction, including the merger, was consummated on August 3, 2011.

        The Company was a development stage company until American Life commenced its insurance operations in 2009. We have incurred significant net losses since inception. These losses have resulted primarily from costs incurred while raising capital and establishing American Life. We expect to continue to incur operating losses until we achieve a volume of in-force life insurance policies that provides premiums that are sufficient to cover its operating expenses.

Income

        Our income prior to commencing insurance operations in 2009 came from our investments, which were nominal due to the need to maintain liquidity. When American Life commenced operations in September 2009, we also began to receive premium income from sales of life insurance. Capital Reserve, acquired in 2010 had little impact on 2010 operations as it had no premium income or related expenses. Management expects the premium writings in American Life to increase substantially in the next few years, and as assets and policy reserves grow, expect investment income to grow also. An evaluation of the best use of the assets obtained in the acquisition of Capital Reserve is ongoing.

Results of Operations

Comparison of six months ended June 30, 2011 with the six months ended June 30, 2010.

        Revenue:    Total revenues were $1,122,538 for the six months ended June 30, 2011, a decrease of $3,441,840 from $4,564,378 for the six months ended June 30, 2010. The decrease reflects the realization in the 2010 period of $3,702,609 in consideration for the reinsurance assumed from Security National. The consideration for reinsurance assumed is a non-recurring revenue that was not realized in 2011. Excluding the effects of this non-recurring event, total revenues increased from $861,769 in the 2010 period to $1,122,538 in the 2011 period. Premium revenue in the six months ended June 30, 2011 was $977,096, up $107,924 from $869,172 in the six months ended June 30, 2010. In addition, realized gains (losses) on investments were $(14,127) in the 2011 period compared to $(70,203) in the 2010 period. Investment and miscellaneous income was $159,569 for the six months ended June 30, 2011 compared to $62,800 in the six months ended June 30, 2010.

        Expenses:    Total expenses were $2,818,178 for the six months ended June 30, 2011, a decrease of $2,992,306 from $5,810,484 for the six months ended June 30, 2010. The decrease reflects the significant one-time increase in benefit reserves which was required in the 2010 period as a result of the assumption of insurance from Security National. This increase in benefit reserves was a non-recurring event that was not repeated in 2011. Excluding the effects of this non-recurring event, total recurring expenses increased from $2,198,423 in the six months ended June 30, 2010 to $2,818,178 in the six months ended June 30, 2011. Death and other policy benefits decreased from $207,571 in the 2010 period to $41,320 in the 2011 period. Insurance commission expense decreased from $703,700 in the 2010 period to $546,501 in the 2011 period, while salaries and benefits increased from $491,517 in the 2010 period to $1,043,649 in the 2011 period. Further, comparing the 2010 period to the 2011 period, travel and entertainment expense increased from $47,657 to $128,720, rent expense increased from $43,748 to $46,440, and other operating expenses increased from $229,909 to $380,617, while professional and administrative fees decreased from $589,442 to $526,967.

        Net Loss:    Our net loss was $(1,695,640) for the six months ended June 30, 2011, compared to a net loss of $(1,246,106) for the six months ended June 30, 2010. The increase in the net loss was primarily attributable to the fact that the overall increase in recurring expenses described above more than offset the overall increase in recurring revenue. We expect our losses to continue and increase in the future as we incur increased cost to grow our life insurance business.

Comparison of year ended December 31, 2010 with the year ended December 31, 2009.

        Revenue:    Total revenues were $5,831,841 for the year ended December 31, 2010, an increase of $5,387,563 from $444,278 for the year ended December 31, 2009. This increase is primarily attributable to the fact that American Life conducted insurance operations for a full year in 2010 and only operated for approximately four months in 2009. As a result, American Life generated premium revenue of $1,910,562 in 2010, compared to only $354,352 in 2009. In addition, realized gains (losses) on investments were $(71) in 2010, compared to $0 in 2009. Investment and miscellaneous income was $191,751 in 2010 compared to $89,926 in 2009. Consideration for the reinsurance assumed from Security National in 2010 was $3,729,599. The consideration for reinsurance assumed is a non-recurring revenue; therefore total revenues can be expected to decline in 2011, even though management expects premium income to increase.

        Expenses:    Total expenses were $8,055,046 for the year ended December 31, 2010, an increase of $6,534,403 from $1,520,643 for the year ended December 31, 2009. This increase is primarily attributable to the fact that American Life operated for a full year in 2010 and only operated for approximately four months in 2009, plus the fact that the assumption of insurance from Security National in 2010 caused a significant increase in benefit reserves which largely offset the consideration described above, as well as adding death benefits and other policy-related expenses. As a result, death and other policy benefits increased from $4,890 in 2009 to $162,099 in 2010, policyholder benefit reserves increased from $182,781 in 2009 to $4,650,227 in 2010, and insurance commission expense increased from $255,659 in 2009 to $1,251,817 in 2010. Also contributing to the overall increase in expenses between 2009 and 2010 were an increase of $304,292 in salaries and wages from $655,862 to $960,154 and an increase of $1,450,140 in other operating expenses from $634,829 to $2,084,969. Again, these increased expenses related primarily to the operation of American Life's insurance business for a full year in 2010. We expect most of these expenses to continue to increase in the future as a result of an increased payroll and other office and administrative expenses necessary for the management of the anticipated growth of our life insurance business, although management intends to pursue opportunities to forge partnerships with other companies of similar size in order to achieve better economies of scale.

        Capitalized deferred policy acquisition costs were $1,375,155 in 2010, compared to $283,370 in 2009. In accordance with accounting principles generally accepted in the United States of America (GAAP), these costs, which relate to the first year expenses of putting new life insurance premiums on the books of the Company, are capitalized and amortized over the life of the premiums produced. Amortization of such costs was $320,935 in 2010, compared to $69,992 in 2009

        Net Loss:    Our net loss was $(2,223,205) for the year ended December 31, 2010, compared to a net loss of $(1,076,365) for the year ended December 31, 2009. The increase in the net loss was primarily attributable to the increase in expenses described above. We expect our losses to continue and increase in the future as we incur increased cost to grow our life insurance business.

        One of the steps management is taking to mitigate the size of future losses is to look for opportunities for Midwest to earn revenues from complementary businesses. Currently, other than a nominal amount of investment income, Midwest has no revenue source (other than the revenues generated by American Life). Management believes there are opportunities for Midwest to generate income as a stand-alone company to add to the revenues generated by American Life and ultimately lead to profitability.

Liquidity and Capital Resources

        Since inception, our operations have been financed primarily through the sale of voting common stock and preferred stock. As a result of delays in obtaining the Certificate of Authority for American Life, our operations have not been profitable and have generated significant operating losses since the Company was incorporated in 2003.

        In the six months ended June 30, 2011, net cash used in operating activities was $(1,628,139) compared to cash provided by operating activities of $1,922,018 in the six months ended June 30, 2010. The cash provided by operating activities in 2010 was largely due to the effects of the non-recurring transaction with Security National, and the net cash used in operating activities in the 2011 period largely reflects our operating losses. In the 2011 period, net cash used in investing activities was $(660,853) compared to $(1,151,587) in the 2010 period. In the 2011 period, net cash provided by financing activities was $2,266,788 compared to $420,288 in the 2010 period. The increase in positive cash flow from financing activities can be attributed to the proceeds of our sale of additional shares of voting common stock to existing shareholders in Nebraska in the first half of 2011.

        In 2010, net cash provided in operating activities was $667,993 compared to cash used of $(827,065) in 2009. The improvement in cash flow can be attributed to the effects of the one-time transaction with Security National as well as to the revenues generated by American Life for a full-year in 2010 compared to approximately four months in 2009. In 2010, net cash used in investing activities was $(2,501,251) compared to $(4,966,329) in 2009. In 2010, net cash provided by financing activities was $5,599,612 compared to $4,640,650 in 2009. The increase in positive cash flow from financing activities can be attributed to the proceeds of our sale of additional shares of voting common stock to existing shareholders in Nebraska as well as the sale of non-voting convertible preferred shares to foreign residents, both of which primarily occurred in the second half of 2010.

        At June 30, 2011, we had cash and cash equivalents totaling $5,228,264. We believe that our existing cash and cash equivalents will be sufficient to fund our anticipated operating expenses and capital expenditures for at least twelve months. We have based this estimate upon assumptions that may prove to be wrong and we could use our capital resources sooner than we currently expect. The growth of American Life is uncertain and will require additional capital if it continues to grow.

Off-Balance Sheet Arrangements

        We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

ITEM 3.    PROPERTIES.

        The Company and American Life currently lease office space at 8101 "O" Street, Suite S111, Lincoln, Nebraska 68510. This lease was executed August 28, 2009, amended on January 21, 2011, and expires on January 31, 2014. Rent expense for the years ended December 31, 2010 and 2009 was $93,369 and $41,762, respectively. Rent expense for the six month period ended June 30, 2011 was $43,440. Future minimum payments for the remainder of 2011, 2012, 2013 and 2014 are $50,802, $117,308, $128,240 and $10,687, respectively.

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

        The following table sets forth information as of June 30, 2011, regarding the number and percentage of outstanding shares of our voting common stock beneficially owned by each person known by us to beneficially own more than five percent (5%) of such stock, by each of our directors, director nominees and executive officers, and by all of our directors, director nominees and executive officers as a group. As of June 30, 2011, there were 8,800,822 shares of voting common stock issued and outstanding.

Name and Business Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Class
Five percent shareholders:
None	—	—
Directors and executive officers:
Rick D. Meyer(2)	324,480	3.7%
Travis Meyer	270,400	3.1%
Les Meyer	54,080	*
John R. Perkins	54,080	*
Douglas R. Clark	43,264	*
John C. Osborne	43,264	*
Milton Tenopir	56,909	*
Mark A. Oliver	43,264	*
Jim Ballard	—	*
All directors and executive officers as a group	889,741	10.1%

*
Less than one percent.

(1)
Unless otherwise indicated, the business address of the persons named in the above table is care of Midwest Holding Inc., 8101 "O" Street, Suite S111, Lincoln, NE 68510.

(2)
Rick D. Meyer has disclaimed control of the Company and American Life in connection with the licensing of American Life as a life insurance company in Nebraska.

ITEM 5.    DIRECTORS AND EXECUTIVE OFFICERS.

        The table below sets forth information concerning our directors and executive officers.

Name	Age	Position with Company
Travis Meyer	38	President and Director
Mark A. Oliver	53	Secretary/Treasurer and Director
Douglas R. Clark	51	Director
John R. Perkins	58	Director
Jim Ballard	46	Director
Rick D. Meyer	60	Chairman of the Board and Director
Les Meyer	59	Director
John C. Osborne	70	Director
Milton Tenopir	69	Director

        Travis Meyer has served as our President and a Director of the Company since 2003. He also serves as a Board member of American Life. Mr. Meyer began his career in 1997 as an agent for First American Capital Corporation ("First American") in Topeka, Kansas, and later served as Regional Director of Sales, Executive Sales Director, Agency Director, and Assistant to the President. Mr. Meyer

was drafted by the Los Angeles Dodgers in 1995, and played professional baseball from 1995 until 1997. Mr. Meyer is the son of Rick Meyer. He also serves as a Director of Great Plains Financial Corp., a South Dakota holding company, and as President, Chief Executive Officer, Co-Chairman and a Director of Pacific Northwest Financial Corp., an Idaho holding company.

        Mark A. Oliver has been employed by the Company since July 2009 and presently serves as the Company's Secretary/Treasurer. He was elected to the Board of Directors in June 2010. Mr. Oliver serves as CEO and Board member of American Life. Mr. Oliver was recruited from Texas Life Insurance Company in 1984 by Citizens, Inc. Mr. Oliver assumed responsibility as Controller. He later became Chief Financial Officer, Vice President and Treasurer. He ultimately was promoted to President in 1997. During his 24-year tenure with Citizens, he managed, oversaw or chaired most aspects of the business, including operations, finance & accounting, investments, legal, administration and strategic planning. Mr. Oliver has significant knowledge of statutory, GAAP and SEC accounting for life insurance companies and had managed/overseen all SEC matters for that company. In addition, he completed 17 merger and acquisition transactions while at Citizens. As President, he was a key driver behind Citizens' asset growth from $15 million to $880 million and revenue expansion from $3 million to more than $170 million since 1984. Mr. Oliver also is a Board member and Treasurer of First Wyoming, a recently formed Wyoming holding company that intends to form a Wyoming life insurance subsidiary. He serves as Secretary/Treasurer and a Director of Rocky Mountain, a recently formed Colorado holding company that intends to form a Colorado life insurance subsidiary, and as President/Treasurer and a Director of Northstar, a recently formed Minnesota holding company that intends to form a Minnesota life insurance subsidiary. He also serves as CFO and EVP on the Board of Great Plains Financial Corp. and Great Plains Life Assurance, a South Dakota life insurance company. He also serves as Treasurer and a Director of Pacific Northwest Capital Corp., an Idaho holding company.

        Douglas R. Clark has served as a Director of the Company since 2003 and has served as Chairman of the Board since September 2009. He also serves as Chairman of the Board and a Director of American Life. He has been President of the Metropolitan Utilities District in Omaha, Nebraska since January 2011. Previously, he served as Vice President of Governmental Affairs and Marketing for the Metropolitan Utilities District from 2002 through 2010. From 1994 to 2002, he was the Government Relations Director for Aquila Energy Company, and from 1992 to 1994, Mr. Clark served as Policy Advisor to Governor Ben Nelson. Mr. Clark graduated from the University of Nebraska.

        John R. Perkins has served as a Director of the Company since 2003, and he previously served as the Company's Secretary and compliance officer from 2003 to 2010. He also serves as a Board member of American Life. Mr. Perkins is currently Chairman of the Board and COO of First Wyoming Capital Corp., a Wyoming holding company. He is also a member of the Board of Directors of First Trinity Financial Corporation, an Oklahoma life insurance holding company ("First Trinity"). Previously, he served as President of First Trinity. He also has served as President of Mid-American Alliance Corporation, a Missouri life insurance holding company ("Mid-American"), and Mid-American Century Life Company ("Mid-American Century") from January 1, 2003 to January 1, 2004. He served on the Board of Directors of Mid-American and Mid-American Century from 1998 till 2004. Mr. Perkins previously owned Perkins Law Office in Jefferson City, Missouri from 1995 to 2003, where he specialized in securities law. He is a graduate of Southern Methodist University Law School and has an undergraduate degree in Public Administration from the University of Missouri. From 1983 to 1995 he was the Commissioner of Securities for the State of Missouri, having previously served as its Chief of Enforcement for two years. He was an Assistant Attorney General in the Consumer Protection Division of the Missouri Attorney General's Office. He also served on the Board of Directors of the North American Securities Administrators Associations for five years, and as its President in 1991. Mr. Perkins was the first Chairman of SRD Inc. and was a Board member of that organization for two years. In 1989 he received his first "Blue Sky Cube," the highest honor bestowed by the North

American Securities Administrators Association. In 1991, he became the first person to receive a second "Blue Sky Cube."

        Jim Ballard has served as a Director of the Company since June 2010. Mr. Ballard is part-owner and award-winning winemaker of James Arthur Vineyards. He has both his undergraduate and Master's degrees in Broadcast Journalism from the University of Nebraska-Lincoln. Mr. Ballard is a Past-President of the Nebraska Winery and Grape Growers Association, where he also serves as chair of the legislative committee. He serves as Chair of the Board for WineAmerica, the only National Association for American Wineries and is also a Board Member for the National Wine and Grape Initiative. Closer to home, he is a Board Member for Keep Nebraska Beautiful as well as Bright Lights and serves as the School Board President for Parkview Christian School in Lincoln. He is also a member of Senator Mike Johanns' Agricultural Advisory Committee. Jim is a graduate of Leadership Lincoln and class XXVI of the Nebraska LEAD Program

        Rick D. Meyer has served as a Director of the Company since 2003 and is currently Chairman. He is President of Bison Capital Corp., a company that provides consulting services to the Company. Mr. Meyer was a founder of the Company and served as our Chief Executive Officer and Chairman of the Board of Directors from 2003 to September 2009. From May 1982 to October 1984, Mr. Meyer was a life insurance agent, District Director, and Executive Sales Director with Liberty American Assurance Company ("Liberty American") of Lincoln, Nebraska. In October of 1984, Mr. Meyer transferred to an affiliated company to become Agency Director. In 1985, Mr. Meyer left Liberty American to become an organizer and Zone Sales Director for United Trust, Inc., in Springfield, Illinois. In January 1988, Mr. Meyer transferred to Columbus, Ohio, to assist in the organization of United Income, Inc. ("United") and served as Zone Sales Manager. While with United, he was promoted to Training Director in 1991 and to Agency Director in 1993. Mr. Meyer left United in 1996 to form First American. He served as President and promoter of that company until 2003. Mr. Meyer has served as Co-Chairman of the Board of Arkansas Security Capital Corporation from 2001 to 2003. Mr. Meyer is the father of Travis Meyer. He serves as Chairman and a Director of Rocky Mountain, a recently formed Colorado holding company that intends to form a Colorado life insurance subsidiary, and as Chairman and a Director of Northstar, a recently formed Minnesota holding company that intends to form a Minnesota life insurance subsidiary. He is a member of the Board of Directors of Great Plains Financial Corp., a South Dakota holding company, and Co-Chairman of Pacific Northwest Capital Corp., an Idaho holding company.

        Les Meyer has served on the Company's Board of Directors since June 2009. He also serves as a Board member of American Life. As a young man, Mr. Meyer was a professional boxer. He fought out of Dodge City, Kansas as a heavyweight. He retired from professional boxing undefeated. He worked for over 35 years representing utility companies, serving as Director of media relations, government relations, and customer relations. In that role, he served as the liaison between the utility company and the public service commissions. Mr. Meyer was the author of several key pieces of legislation that govern the utility industry in Nebraska. Currently he is CEO of Knockout Partners, a real estate business serving the Front Range of Colorado. He also serves on the Board of Directors of First Wyoming Capital Corporation, a recently formed Wyoming holding company that intends to form a Wyoming life insurance subsidiary. He serves as CEO and a Director of Rocky Mountain, a recently formed Colorado holding company that intends to form a Colorado life insurance subsidiary.

        John C. Osborne has served as a Director of the Company since 2003. He also is a Board member of American Life. Mr. Osborne is President of Industrial-Irrigation Services, a Hastings, Nebraska company at which he has been employed for over 30 years. Mr. Osborne serves on several foundation and corporate boards in central Nebraska, including Hastings Irrigation Pipe, Hastings Community Foundation, Heritage Bank Holding Co., and Mary Lanning Hospital Trust. He is also a Board member of Great Plains Financial Corp., a South Dakota holding company.

        Milton Tenopir has served as a Director of the Company since 2003. He also is a Board member of American Life. Mr. Tenopir served for twenty-nine years as a member of the University of Nebraska football coaching staff, including 24 years under Coach Tom Osborne, and five years under Coach Frank Solich. Mr. Tenopir retired from the Cornhusker program in January of 2003. Prior to his college coaching career, Mr. Tenopir taught high school math and science. He also serves as a Director of Northstar. He is also a Board member of Great Plains Financial Corp., a South Dakota holding company.

ITEM 6.    EXECUTIVE COMPENSATION.

Summary Compensation

        The following table sets forth the compensation paid or accrued by us to our current President and our current Secretary/Treasurer. None of our other officers had compensation that exceeded $100,000 for the last completed fiscal year.

SUMMARY COMPENSATION TABLE(1)

Name and Principal Position	Year	Salary	Bonus	All Other Compensation	Total
Travis Meyer,	2010	$155,000	$32,500	$355,972	$543,472
President(2)
Mark A. Oliver,	2010	$170,000	$32,500	—	$202,500
Secretary/Treasurer and CEO of American Life

(1)
In 2010, neither of the named executive officers received stock awards, option awards, non-equity incentive plan compensation or non-qualified deferred compensation earnings as defined in Item 402 of Regulation S-K.

(2)
We are a party to a general agency agreement with Great American Marketing, Inc., a corporation owned by Travis Meyer ("Great American Marketing"). "All Other Compensation" consists of amounts paid to Great American Marketing in 2010 pursuant to this general agency agreement, under which Great American is required to pay for recruiting, conventions, contests, prizes, awards and training. See Item 7 below for additional information.

Outstanding Equity Awards at Fiscal Year End

        We have not established any equity compensation plans or granted any equity awards under such plans to our named executive officers. As a result, none of our named executive officers had any unexercised options, unvested stock or equity incentive plan awards outstanding as of the end of our last completed fiscal year.

        Our Board of Directors approved the issuance to Mark Oliver of 40,000 shares of voting common stock on March 7, 2010. The shares were issued for $1.15 per share, which was the approximate book value of the shares as of December 31, 2009. The purchase price was paid by Mr. Oliver through delivery of a five-year promissory note secured by a pledge of the shares purchased.

Employment Agreements

        We have entered into Employment Agreements with Travis Meyer, our President and Mark Oliver, our Secretary/Treasurer and Chief Executive Officer of American Life. Each of these Employment Agreement was effective on June 8, 2011 and is for a three year term, subject to termination upon notice. Pursuant to these Employment Agreements, each of Mr. Meyer and Mr. Oliver is entitled to receive:

  •
  a base salary of $150,000 with an annual 4% cost of living increase, which amount may be adjusted by our Board of Directors in subsequent years;

  •
  fringe benefits provided by us to our employees in the normal course of business, including insurance coverage; and

  •
  car allowances of $1,000.00 per month.

  •
  reimbursement for reasonable and necessary business expenses.

        If we terminate either Mr. Meyer or Mr. Oliver without cause as defined in the Employment Agreement, we will be required to pay such person his base salary and provide certain benefits for the duration of the remaining term of the Employment Agreement or 6 months, whichever is greater. This payment would be made in exchange for an agreement not to engage in certain competitive activities during that period.

        In addition to the compensation payable to Mr. Oliver under his Employment Agreement, our Board of Directors approved the issuance to Mr. Oliver of 40,000 shares of voting common stock on March 1, 2010. The shares were issued for $1.15 per share, which was the book value of the shares as of December 31, 2009. The purchase price was paid by Mr. Oliver through delivery of a five-year promissory note secured by a pledge of the shares purchased.

Director Compensation

        Directors who are not employees currently receive an annual fee of $1,000, plus $500 for each meeting of the Board of Directors they attend in person. Directors also are reimbursed for certain expenses related to their attendance at meetings. Directors do not receive any payment for telephonic meetings. In addition, the Chairman, who is not an employee, receives an annual fee of $50,000 for undertaking the additional duties associated with that position.

        Prior to June 2010, Directors who are not employees received no annual fee but were paid $500 for each in-person meeting and $250 for each telephonic meeting. The following table sets forth the compensation paid or accrued by us to our directors, other than directors who are also named executive officers, for the last completed fiscal year.

 DIRECTOR COMPENSATION(1)

Name	Year	Fees Earned or Paid in Cash	All Other Compensation	Total
Jim Ballard(2)	2010	$1,000	$—	$1,000
Jack Brier	2010	350	—	350
Douglas R. Clark(3)	2010	50,000	—	50,000
Les Meyer	2010	4,300	—	4,300
Rick D. Meyer(4)	2010	3,925	332,215	336,140
John C. Osborne	2010	3,300	—	3,300
John R. Perkins	2010	16,800	—	16,800
Milton Tenopir(5)	2010	24,000	—	24,000

(1)
In 2010, none of the directors received stock awards, option awards, non-equity incentive plan compensation or non-qualified deferred compensation earnings as defined in Item 402 of Regulation S-K.

(2)
Jim Ballard served as a member of our Board of Directors for only a part of 2010. He was elected at our 2010 Annual Meeting of Shareholders on June 8, 2010.

(3)
Douglas R. Clark served as Chairman of our Board of Directors in 2010 and received the fee of $50,000 as described above.

(4)
We have entered into a Consulting and Advisory Agreement with Bison Capital Corp., a corporation owned by Rick Meyer and his wife ("Bison Capital"). "All Other Compensation" consists of amounts paid to Bison Capital in 2010 pursuant to this Consulting Agreement. See Item 7 below for additional information.

(5)
The Company paid Mr. Tenopir a consulting fee of $2,000 per month to assist in marketing beginning in December 2009.

Compensation Committee Interlocks and Insider Participation

        Our Board of Directors does not maintain any standing committees at the present time. As a result, we do not have a compensation committee and all functions of a compensation committee are performed by our Board of Directors as a whole. Travis Meyer and Mark A. Oliver are members of our Board of Directors who also are executive officers and employees of the Company. Rick Meyer is a member of our Board of Directors who is a former executive officer and employee of the Company. Directors who also serve as officers of the Company do not participate in any deliberations of the Board of Directors concerning executive officer compensation. The Board intends to form an audit committee in the coming year.

        Rick Meyer, our Chairman and a member of our Board of Directors, also serves as a member of the Boards of Directors of Northstar, Rocky Mountain and Pacific Northwest, which Boards of Directors perform the functions of a compensation committee for these companies. Rick Meyer is Chairman and Chief Executive Officer of Northstar, Chairman of Rocky Mountain and Co-Chairman of Pacific Northwest. Mark A. Oliver, our Treasurer and a member of our Board of Directors, also serves as a member of the Boards of Directors of Northstar, Rocky Mountain, First Wyoming and Pacific Northwest. Mr. Oliver is the President, Chief Operating Officer, Treasurer and Chief Financial Officer of Northstar, the Secretary/Treasurer of Rocky Mountain, the Treasurer of First Wyoming and

the Treasurer of Pacific Northwest. Les Meyer, a member of our Board of Directors, also serves as a member of the Board of Directors of Rocky Mountain and First Wyoming. Les Meyer is the President and Chief Executive Officer of Rocky Mountain. Milton Tenopir, a member of our Board of Directors, also serves as a member of the Board of Directors of Northstar. John R. Perkins, a member of our Board of Directors, also serves as a member of the Board of Directors of Rocky Mountain and as Chairman of First Wyoming.

        Additional information concerning transactions between us and entities affiliated with members of our Board of Directors is included in Item 7 of this Form 10.

ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Related Party Transactions

        In September 2009, we entered into a Consulting and Advisory Agreement with Bison Capital, a corporation owned by Rick Meyer and his wife. Rick Meyer is a member of our Board of Directors and our former Chief Executive Officer and Chairman. Under the Consulting and Advisory Agreement, we have agreed to pay Bison Capital $190,000 per year for a period of four years. In exchange, Bison Capital has agreed to provide us with certain services, including assistance with strategic planning, implementation of capital-raising strategies, product development, market research and public relations. In addition to the consulting fee, we have agreed to reimburse Bison Capital for reasonable and necessary business expenses. If the Consulting and Advisory Agreement is terminated by us without cause, we would be required to continue to pay the consulting fee for the remaining term of the agreement. The services provided by Bison Capital are provided on an exclusive basis, and Bison Capital has agreed not to provide similar services to any other company without the prior consent of our Board of Directors. During the years ended December 31, 2009 and December 31, 2010, we paid Bison Capital $63,333 and $332,215, respectively, under the terms of the Consulting and Advisory Agreement.

        In September 2009, we entered into a general agency agreement with Great American Marketing, a corporation controlled by Travis Meyer. Travis Meyer is our President and a member of our Board of Directors. Under the agreement, Great American is responsible for training, recruiting and oversight of American Life marketing associates, including assuming responsibility for conventions, contests, prizes and awards. In exchange, Great American receives an override on all first-year premiums written. Great American has no underwriting or claims management authority. During the years ended December 31, 2009 and December 31, 2010, we paid Great American Marketing $43,621 and $355,972, respectively, under the terms of the agency agreement.

Potential Conflicts of Interest Involving Our Officers and Directors

        As described in more detail in Item 1, under the heading "Certain Relationships and Affiliations with Similar Businesses", some of our officers and directors have past or present relationships with other businesses operating in the insurance industry in states other than Nebraska. These relationships could result in a potential conflict of interest should we decide to offer life insurance products in any of the states in which these other companies do business to the extent that a relationship with the other companies is on-going. In addition, a potential conflict of interest could arise if any of those companies chose to do business in Nebraska to the extent that a relationship with the other companies is on-going. For that reason, any decision relating to such business will be made by the disinterested members of the Board of Directors and any member of the Board having an interest in another company will recuse himself or herself from voting or discussing the matter.

Director Independence

        Presently, we are not required to comply with the director independence requirements of any securities exchange. In determining whether our directors are independent, however, we intend to comply with the rules of the New York Stock Exchange Alternext Exchange (the "AMEX"). The AMEX listing standards define an "independent director" generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director's exercise of independent judgment.

        The AMEX listing requirements state that a majority of a company's board of directors must be independent. Presently, our Board of Directors includes five independent directors, namely Douglas R. Clark, Jim Ballard, John R. Perkins, John C. ("Jack") Osborne and Milton Tenopir. These five independent directors constitute a majority of the Board of Directors.

        Because we are not listed on any securities exchange, we are not subject to any listing requirements mandating the establishment of any particular committees. As a result, we do not presently have any standing committees. All functions of a nominating committee, audit committee and compensation committee presently are performed by our Board of Directors as a whole.

ITEM 8.    LEGAL PROCEEDINGS.

        We are involved in litigation incidental to our operations from time to time. We are not presently a party to any legal proceedings other than litigation arising in the ordinary course of our business, and we are not aware of any claims that could materially affect our financial position or results of operations.

ITEM 9.    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

        There is no established public trading market for our voting common stock. Our securities are not listed for trading on any national securities exchange nor are bid or asked quotations reported in any over-the-counter quotation service.

        On June 30, 2011, the Company had issued and outstanding 8,800,822 shares of voting common stock. No other voting securities of the Company are outstanding.

        Pursuant to our 2010 offering to existing shareholders in the State of Nebraska, no resales or transfers of the shares sold in the offering were permitted for nine months after the completion of that intrastate offering except to residents of the State of Nebraska. There were 1,808,894 shares issued in our 2010 offering that are subject to this restriction. The 2010 offering was completed on May 16, 2010 and the shares became transferable on February 17, 2011 to non-Nebraska residents.

        All issued and outstanding shares of our voting common stock other than those issued in our 2010 offering to existing shareholders, consisting of 6,991,928 shares, are "restricted securities" and will be eligible for resale in compliance with Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), following the effectiveness of this Form 10, subject to the requirements described below. "Restricted Securities," as defined under Rule 144, were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or if they qualify for an exemption from registration, such as Rule 144, which rule is summarized below. These shares will generally become available for sale ninety (90) days after the effectiveness of this Form 10, subject to the holding period, volume, manner of sale and other limitations, where required, under Rule 144

Rule 144

        Below is a summary of the requirements for sales of our voting common stock pursuant to Rule 144, as in effect on the date of this Form 10, after the effectiveness of this Form 10:

Affiliates

        Affiliates will be able to sell their shares under Rule 144 beginning ninety (90) days after the effectiveness of this Form 10, subject to all other requirements of Rule 144. In general, under Rule 144, an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed one percent of the number of shares of our common stock then outstanding. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Persons who may be deemed to be our affiliates generally include individuals or entities that control, or are controlled by, or are under common control with, our company and may include our directors and officers, as well as our significant shareholders.

Non-Affiliates

        For a person who has not been deemed to have been one of our affiliates at any time during the ninety (90) days preceding a sale, sales of our shares of voting common stock held longer than six months, but less than one year, will be subject only to the current public information requirement and can be sold under Rule 144 beginning ninety (90) days after the effectiveness of this Form 10. A person who is not deemed to have been one of our affiliates at any time during the ninety (90) days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144 upon the effectiveness of this Form 10.

Holders of Record

        As of October 15, 2011, there were approximately 5,500 holders of record of our voting common stock.

Dividends

        We have not paid cash dividends on our voting common stock and do not anticipate paying cash dividends in the foreseeable future. Instead, we intend to retain any future earnings for reinvestment in our business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

ITEM 10.    RECENT SALES OF UNREGISTERED SECURITIES.

        During the last three fiscal years, we sold securities in reliance on exemptions from registration permitted by the Securities Act and the rules and regulations thereunder.

        Between June 2007 and May 2009, we issued 2,193,678 shares of voting common stock at a price of $5.00 per share for gross proceeds of $10,968,390 in an intrastate public offering to bona fide residents of the State of Nebraska. This offering was registered with the Nebraska Department of Banking & Finance under the Nebraska Securities Act and sold through issuer-agents licensed by the Nebraska Department of Banking & Finance. Total commissions paid on the sales did not exceed ten percent (10%) of the gross proceeds of the offering. There was no underwriter involved in the offering. The securities offered in this intrastate public offering were not registered under the Securities Act in reliance on Rule 147 thereunder, which exempts securities offered and sold on a wholly intrastate basis. A condition of the exemption was that during the period which the securities that were a part of the issue were being offered and sold by the issuer, and for a period of nine months from the date of the last sale by the issuer of such securities, all resales of any part of the issue, by any person, could be made only to persons resident within the State of Nebraska.

        On March 1, 2010, we issued 40,000 shares of voting common stock to Mark Oliver in connection with his employment as the Treasurer of the Company and as the President and Chief Executive Officer of American Life. The shares were issued for $1.15 per share, or $46,000 in the aggregate. Such amount was equal to the book value of the shares as of December 31, 2009. The purchase price was paid by Mr. Oliver through delivery of a five-year promissory note secured by a pledge of the shares purchased. The shares were issued to Mr. Oliver based on the exemption provided by Section 4(2) of the Securities Act. The facts supporting the exemption are that the shares were issued only to one individual who was an executive officer of both the Company and its operating subsidiary, American Life. There was no general advertising or general solicitation. Mr. Oliver had access, by virtue of his management position, to obtain all material information about the Company, American Life and his prospective investment.

        On December 16, 2010, our Board of Directors authorized the payment of a four percent (4%) stock dividend to all shareholders of record on March 1, 2010. A total of 266,209 shares were issued. As a result of this stock dividend, each owner of one hundred (100) shares of our voting common stock, for example, became entitled to receive an additional four (4) shares of voting common stock.

        On December 31, 2010, we issued 74,159 shares of our Series A Preferred Stock at a price of $6.00 per share for gross proceeds of approximately $445,000. These shares were issued outside of the United States to investors who were not "U.S. persons" pursuant to Regulation S under the Securities Act.

        Between July 2010 and February 28 2011, we issued 1,808,894 shares of voting common stock at a price of $5.00 per share for gross proceeds of $7.7 million in an offering to existing shareholders who were bona fide residents of the State of Nebraska. This offering was exempt from the registration requirements of the Nebraska Securities Act, and no commissions were paid in connection with the sales of securities. There was no underwriter involved in the offering. The securities offered in this transaction were not registered under the Securities Act in reliance on Rule 147 thereunder, which exempts securities offered and sold on a wholly intrastate basis. A condition of the exemption was that during the period which the securities that were a part of the issue were being offered and sold by the issuer, and for a period of nine months from the date of the last sale by the issuer of such securities, all resales of any part of the issue, by any person, can be made only to persons resident within the State of Nebraska.

        On April 29, 2011, the Company paid a four percent (4%) stock dividend to holders as of March 31, 2011. A total of 341,047 shares were issued.

ITEM 11.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

        The capital stock authorized by our Amended and Restated Articles of Incorporation consists of 120,000,000 shares of voting common stock, $0.001 par value per share, 20,000,000 shares of nonvoting common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. Of the 10,000,000 shares of preferred stock that are authorized, 2,000,000 shares have been designated as "Series A Preferred Stock". The balance of shares of preferred stock may be designated and issued by our Board of Directors in the future in one or more additional series.

        As of June 30, 2011, 8,800,822 shares of voting common stock were issued and outstanding and 74,159 shares of Series A Preferred Stock were issued and outstanding. No shares of nonvoting common stock were issued and outstanding.

Description of Voting Common Stock

        In the event of liquidation, holders of the shares of voting common stock are entitled to participate equally per share in all of our assets, if any, remaining after the payment of all liabilities and any liquidation preference on our preferred stock if any is outstanding. Holders of the shares of voting common stock are entitled to such dividends as the Board of Directors, in its discretion, may declare out of funds available therefor, subject to any preference in favor of outstanding shares of preferred stock, if any.

        The holders of shares of voting common stock are entitled to one vote for each share held of record in each matter submitted to a vote of shareholders. Cumulative voting is mandatory in the election of directors. A majority of the outstanding shares of stock entitled to vote constitutes a quorum at any shareholder meeting. There are no preemptive or other subscription rights, conversion rights, registration or redemption provisions with respect to any shares of voting common stock.

        The rights, preferences, and privileges of holders of voting common stock are subject to, and may be adversely affected by, the rights of the owners of any series of preferred stock that issued and outstanding, including the Series A Preferred Stock and any other preferred stock which we may designate and issue in the future.

Description of Nonvoting Common Stock

        Except with respect to voting rights, our authorized nonvoting common stock is identical in all respects to our voting common stock. Thus, if shares of nonvoting common stock are issued in the future, holders of that nonvoting common stock would participate equally per share with holders of voting common stock in the distribution of assets upon liquidation and in the payment of dividends and other non-liquidating distributions.

        Holders of shares of nonvoting common stock have no voting rights, except as otherwise required by the Business Corporation Act of the State of Nebraska. There are no preemptive or other subscription rights, conversion rights, registration or redemption provisions with respect to any shares of nonvoting common stock.

Description of Series A Preferred Stock

        The Board of Directors is authorized by our Amended and Restated Articles of Incorporation to issue up to 10,000,000 shares of preferred stock in one or more series. Of the total authorized shares, 2,000,000 shares have been designated as "Series A Preferred Stock."

        In the event of liquidation, the Series A Preferred Stock is entitled to a liquidation preference of $6.00 per share, as adjusted to reflect future stock splits, stock dividends and other like events. The Series A Preferred Stock is not preferred as to dividends and will participate equally per share with the voting common stock and nonvoting common stock (if any) in any dividends or other non-liquidating distributions.

        The holders of shares of Series A Preferred Stock have no voting rights, except as otherwise required by the Business Corporation Act of the State of Nebraska. There are no preemptive or other subscription rights, registration or redemption provisions with respect to the shares of Series A Preferred Stock. Commencing on May 10, 2015, the Series A Preferred Stock will be convertible at the option of either the Company or the holder of such Series A Preferred Stock, into shares of voting common stock. Each share of Series A Preferred Stock will be convertible into 1.30 shares of voting common stock, with the conversion rate adjusted to reflect future stock splits, stock dividends and other like events.

Description of Other "Blank Check" Preferred Stock

        With only 2,000,000 shares of our authorized preferred stock designated as Series A Preferred Stock, an additional 8,000,000 shares of preferred stock remain available for future designation. Our Board of Directors, without further action by the shareholders, may issue these undesignated shares of preferred stock and may fix or alter the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences, conversion rights, and the designation of a number of shares constituting any wholly unissued series of preferred stock.

        The actual effect of the authorization of additional series of preferred stock upon your rights as holders of voting common stock is unknown until our Board of Directors determines the specific rights of owners of any such series of preferred stock. Depending upon the rights granted to any such series of preferred stock, your voting power, liquidation preference, or other rights could be adversely affected.

Transfer Agent and Registrar

        We have retained Computershare, Inc., 250 Royal Street, Canton, Massachusetts 02021 as our transfer agent and registrar for our voting common stock.

ITEM 12.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        In our Amended and Restated Articles of Incorporation, we have agreed to indemnify our directors and officers to the fullest extent permitted by Nebraska law. Under this indemnification provision, we are generally required to indemnify each of our directors and officers against any reasonable expenses actually incurred in the defense of any action, suit or proceeding to which the director or officer is a party by reason of his or her service to our company. We also may advance expenses incurred by a director or officer in defending such an action, suit or proceeding upon receipt of an undertaking by that director or officer to repay those advances if a court establishes that his or her acts or omissions involved conduct which precludes indemnification under Nebraska law.

        Consistent with Nebraska law, our Amended and Restated Articles of Incorporation provide that a director will not be personally liable to the corporation or its shareholders for monetary damages for any action taken, or any failure to take action as a director, except for liability (i) for the amount of a financial benefit received by a director to which he or she is not entitled; (ii) for intentional infliction of harm on the corporation or its shareholders; (iii) for a violation of Neb. Rev. Stat. § 21-2096; and (iv) for an intentional violation of criminal law.

ITEM 13.    FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

        The financial statement information required by this Item 13 is set forth at the end of this Form 10 beginning on page F-1 and is hereby incorporated into this Item 13 by reference

ITEM 14.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

        On June 8, 2010, we dismissed Dana F. Cole & Company, LLP ("Dana Cole") as our auditor. At that time, we anticipated that we would be required to file this Form 10 pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. Dana Cole was not registered with the Public Company Accounting Oversight Board and could not audit our financial statements for the purposes of including them in this Form 10. Thus, Dana Cole was not engaged to audit our financial statements for the year ended December 31, 2009, even though it had audited our financial statements in prior years. Our Board of Directors approved the dismissal of Dana Cole. None of the prior reports of Dana Cole on our financial statements contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. We did not have any disagreements with Dana Cole regarding any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

        On June 8, 2010, we engaged McGladrey & Pullen, LLP ("McGladrey") as our auditor. Prior to the engagement of McGladrey, we did not consult with McGladrey regarding (1) the application of accounting principles to specified transactions, (2) the type of audit opinion that might be rendered on our financial statements, (3) written or oral advice that would be an important factor considered by us in reaching a decision as to an accounting, auditing or financial reporting issues, or (4) any matter that was the subject of a disagreement between our company and its predecessor auditor as described in Item 304(a)(1)(iv) or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K. The decision to engage McGladrey was approved by our Board of Directors.

ITEM 15.    FINANCIAL STATEMENTS AND EXHIBITS.

(a)
Financial Statements:

        The list of financial statements filed as part of this registration statement is provided on page F-1.

(b)
Exhibits:

EXHIBIT NUMBER	DESCRIPTION
2.1	Stock Purchase Agreement, dated January 20, 2009, by and between American Life & Security Corp. and Security National Life Insurance Company.
2.2	Stock Purchase Agreement, dated November 8, 2010, by and among Midwest Holding Inc., American Life & Security Corp., Old Reliance Insurance Company and David G. Elmore.
3.1	Amended and Restated Articles of Incorporation, dated March 29, 2010.
3.2	Articles of Amendment to the Amended and Restated Articles of Incorporation, dated May 6, 2010.
3.3	Amended and Restated Bylaws.
10.1	Employment Agreement, dated July 1, 2011, by and between Midwest Holding Inc. and Travis Meyer.
10.2	Employment Agreement, dated July 1, 2011, by and between Midwest Holding Inc. and Mark Oliver.
10.3	Consulting and Advisory Agreement, dated September 1, 2009, by and between Midwest Holding Inc. and Bison Capital Corp. (f/k/a Corporate Development Inc.).
10.4	Administrative Services Agreement, dated August 17, 2009, by and between American Life & Security Corp. and Investors Heritage Life Insurance Company.
10.5	Administrative Services Agreement, dated August 17, 2009, by and between Midwest Holding Inc. and Investors Heritage Life Insurance Company.
10.6	Automatic Reinsurance Agreement, dated August 1, 2009, by and between American Life & Security Corp. and Optimum Re Insurance Company.
10.7	Amendment Number One to Automatic Reinsurance Agreement, dated August 1, 2009, by and between American Life & Security Corp. and Optimum Re Insurance Company.

EXHIBIT NUMBER	DESCRIPTION
10.8	Amendment Number Two to Automatic Reinsurance Agreement, dated August 1, 2009, by and between American Life & Security Corp. and Optimum Re Insurance Company.
10.9	Bulk Reinsurance Agreement, dated September 1, 2009, by and between American Life & Security Corp. and Optimum Re Insurance Company.
10.10	Amendment to all Reinsurance Agreements, dated August 4, 2011, by and between American Life & Security Corp. and Optimum Re Insurance Company.
10.11	Automatic Reinsurance Agreement, dated August 1, 2009, by and between American Life & Security Corp. and Investors Heritage Life Insurance Company.
10.12	Reinsurance Agreement, dated January 1, 2010, by and between American Life & Security Corp. and Security National Life Insurance Company.
21.1	List of Subsidiaries.
99.1	Disclaimer of Control by Rick D. Meyer, dated September 26, 2010.

MIDWEST HOLDING INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Midwest Holding Inc. and Subsidiaries

        We have reviewed the accompanying consolidated balance sheet of Midwest Holding Inc. and Subsidiaries (the Company) as of June 30, 2011, and the related consolidated statements of income, and stockholders' equity for the three- and six-month periods ended June 30, 2011 and 2010, and the related consolidated statements of cash flows for the six-month periods ended June 30, 2011 and 2010. These consolidated financial statements are the responsibility of the Company's management.

        We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

        Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

        We have previously audited in accordance with the standards of the Public Company Accounting Oversight Board, the consolidated balance sheet of Midwest Holding Inc. and Subsidiary as of December 31, 2010 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended; and in our report dated June 10, 2011, we expressed an unqualified opinion on those financial statements.

/s/ McGladrey & Pullen, LLP

Omaha, Nebraska
December 12, 2011

Midwest Holding Inc. and Subsidiaries

Consolidated Balance Sheets

June 30, 2011 and December 31, 2010

	June 30, 2011	December 31, 2010
	(Unaudited)
Assets
Investments, available for sale, at fair value
Fixed maturities	$7,147,710	$6,398,133
Equity securities	1,022,850	1,110,725
Policy loans	89,262	94,272
Note receivable	230,000	200,000
Short-term investments	510,660	500,000

Total investments	9,000,482	8,303,130
Cash and cash equivalents	5,228,264	5,250,468
Amounts recoverable from reinsurers	20,213,802	20,914,194
Interest and dividends due and accrued	84,742	82,388
Due premiums	87,098	78,270
Deferred acquisition costs, net	1,602,916	1,267,598
Value of business acquired, net	394,686	417,902
Property and equipment, net	117,498	138,262
Other assets	190,400	58,116

Total assets	$36,919,888	$36,510,328

Liabilities and Stockholders' Equity
Liabilities:
Benefit reserves	$14,104,750	$13,903,783
Policy claims	203,269	183,706
Deposit-type contracts	11,381,745	11,692,181
Advance premiums	2,050	717

Total policy liabilities	25,691,814	25,780,387
Accounts payable and accrued expenses	494,462	360,147

Total liabilities	26,186,276	26,140,534

Stockholders' Equity:
Preferred stock, Series A, $0.001 par value. Authorized 2,000,000 shares; issued and outstanding 74,159 shares as of June 30, 2011 and December 31, 2010	74	74
Common stock, $0.001 par value. Authorized 120,000,000 shares; issued and outstanding 8,800,822 shares as of June 30, 2011 and 8,182,761 shares as of December 31, 2010	8,801	8,183
Additional paid-in capital	23,183,125	19,498,839
Accumulated deficit	(12,152,772)	(8,751,897)
Accumulated other comprehensive loss	(305,616)	(385,405)

Total stockholders' equity	10,733,612	10,369,794

Total liabilities and stockholders' equity	$36,919,888	$36,510,328

See Notes to Interim Consolidated Financial Statements.

Midwest Holding Inc. and Subsidiaries

Consolidated Statements of Income

Quarter and Six Months Ended June 30, 2011 and 2010

(Unaudited)

	Quarter Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Income:
Premiums	$452,154	$275,687	$977,096	$869,172
Consideration on reinsurance assumed	—	3,702,609	—	3,702,609
Investment income, net of expenses	64,407	37,183	131,881	62,700
Realized loss on investments	(12,438)	(17,688)	(14,127)	(70,203)
Miscellaneous income	8,763	100	27,688	100

	512,886	3,997,891	1,122,538	4,564,378

Expenses:
Death and other benefits	43,283	204,520	41,320	207,571
Increase in benefit reserves	187,382	3,784,698	395,179	4,095,828
Acquisition costs deferred	(288,271)	(314,609)	(607,616)	(791,248)
Amortization of deferred acquisition costs	124,124	54,637	272,298	155,310
Salaries and benefits	550,157	236,835	1,043,649	491,517
Commission	259,134	277,101	546,501	703,700
Professional and administrative fees	260,557	420,634	526,967	589,442
Travel and entertainment	79,126	27,098	128,720	47,657
Rent	23,117	24,987	46,440	43,748
Depreciation and amortization of value of business acquired	22,825	30,362	44,103	37,050
Operating expenses	250,570	43,122	380,617	229,909

	1,512,004	4,789,385	2,818,178	5,810,484

Loss before income tax expense	(999,118)	(791,494)	(1,695,640)	(1,246,106)
Income tax expense	—	—	—	—

Net loss	$(999,118)	$(791,494)	$(1,695,640)	$(1,246,106)

Net loss per common share	$(0.12)	$(0.10)	$(0.20)	$(0.16)

See Notes to Interim Consolidated Financial Statements.

Midwest Holding Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity

Periods Ended June 30, 2011 and December 31, 2010

(Unaudited)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 2009	$—	$6,600	$12,820,538	$(5,197,647)	$(104,515)	$7,524,976
Issuances of preferred stock, net of capital raising expenses	74	—	415,676	—	—	415,750
Issuances of common stock, net of capital raising expenses	—	1,317	4,931,846	—	—	4,933,163
Net loss	—	—	—	(2,223,205)	—	(2,223,205)
Unrealized losses on investments arising during period	—	—	—	—	(280,961)	(280,961)
Realized losses on investments	—	—	—	—	71	71

Net unrealized losses on investments, net of tax	—	—	—	—	(280,890)	(280,890)
Total comprehensive loss						(2,504,095)
Stock dividend	—	266	1,330,779	(1,331,045)	—	—

Balance, December 31, 2010	74	8,183	19,498,839	(8,751,897)	(385,405)	10,369,794
Issuances of common stock, net of capital raising expenses	—	277	1,979,392	—	—	1,979,669
Net loss	—	—	—	(1,695,640)	—	(1,695,640)
Unrealized gains on investments arising during period	—	—	—	—	65,662	65,662
Realized losses on investments	—	—	—	—	14,127	14,127

Net unrealized gains on investments, net of tax	—	—	—	—	79,789	79,789

Total comprehensive loss						(1,615,851)
Stock dividend	—	341	1,704,894	(1,705,235)	—	—

Balance, June 30, 2011	$74	$8,801	$23,183,125	$(12,152,772)	$(305,616)	$10,733,612

See Notes to Interim Consolidated Financial Statements.

Midwest Holding Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Six Months Ended June 30, 2011 and 2010

(Unaudited)

	Six Months Ended June 30,
	2011	2010
Cash Flows from Operating Activities:
Net loss	$(1,695,640)	$(1,246,106)
Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities:
Net adjustment for premium and discount on investments	29,041	21,579
Depreciation and amortization	44,103	37,050
Deferral of acquisition costs	(607,616)	(791,248)
Amortization of deferred acquisition costs	272,298	155,310
Realized loss on investments	14,127	70,203
Changes in operating assets and liabilities:
Amounts recoverable from reinsurers	700,392	577,857
Interest and dividends due and accrued	(2,354)	(27,653)
Due premiums	(8,828)	9,376
Value of business acquired	—	(464,336)
Policy liabilities	(375,692)	3,542,280
Other assets and liabilities	2,030	37,706

Net cash provided by (used in) operating activities	(1,628,139)	1,922,018

Cash Flows from Investing Activities:
Securities available for sale:
Purchases	(2,164,736)	(4,680,494)
Sales and maturities	1,539,655	2,749,536
Net change in policy loans	5,010	(115,694)
Net change in note receivable	(30,000)	—
Net change in short-term investments	(10,660)	909,554
Net purchases of property and equipment	(122)	(14,489)

Net cash used in investing activities	(660,853)	(1,151,587)

Cash Flows from Financing Activities:
Net proceeds from sale (refunds) of common stock	1,979,669	(3,150)
Net proceeds from sale of preferred stock	—	365,750
Receipts on deposit type contracts	291,869	63,719
Withdrawals on deposit type contracts	(4,750)	(6,031)

Net cash provided by financing activities	2,266,788	420,288

Net increase (decrease) in cash and cash equivalents	(22,204)	1,190,719
Cash and cash equivalents:
Beginning	5,250,468	1,484,114

Ending	$5,228,264	$2,674,833

Supplemental Disclosure of Non-Cash Information:
Stock dividend	$1,705,235	$1,331,045

See Notes to Interim Consolidated Financial Statements.

Note 1. Nature of Operations and Summary of Significant Accounting Policies

        Nature of operations:    Midwest Holding Inc. (Midwest) was incorporated in Nebraska on October 31, 2003 for the primary purpose of organizing a life insurance subsidiary. From 2003 to May, 2009, Midwest was focused on raising capital, first through private placements and finally through an intra-state offering of 2,000,000 common shares at $5.00 per share. These offerings sold out, including a 10% oversale on the Final Offering. Midwest became operational during the year ended December 31, 2009. Upon capitalizing American Life & Security Corporation (ALSC) and acquiring Capital Reserve Life Insurance Company (CRLIC), as described below, Midwest deemed it prudent to raise additional capital to fund primarily the expansion of the life insurance operation. Beginning in 2009, ALSC, a wholly-owned subsidiary of Midwest, was authorized to do business in the State of Nebraska. ALSC was also granted a certificate of authority to write insurance in the State of Nebraska on September 1, 2009. ALSC is engaged in the business of underwriting, selling, and servicing life insurance and annuity policies.

        During the second quarter of 2010, ALSC completed the purchase of a 100% ownership interest in CRLIC, an insurance company domiciled in Missouri. The purchase was effective as of January 1, 2010. ALSC purchased CRLIC for its statutory capital and surplus plus $116,326. CRLIC is licensed to issue business in the states of Kansas and Missouri. Currently, 100% of the business issued by CRLIC is reinsured to an unaffiliated reinsurer.

        In August, 2010, Midwest began an exempt offering of shares to existing holders in the state of Nebraska. As of June 30, 2011, Midwest had raised approximately $7,400,000 through this offering. Additionally, Midwest offered a newly-created class of preferred shares to residents of Latin America. The preferred shares are non-voting and convert to common shares in 2015 at the rate of 1.4 common shares for each preferred share. The shares were sold at $6.00 per share and a total of 74,159 were sold as of June 30, 2011.

        Basis of presentation:    The accompanying consolidated financial statements include the accounts of Midwest, its wholly-owned subsidiary ALSC, and ALSC's wholly-owned subsidiary CRLIC. Hereafter, entities are collectively referred to as the "Company."

        These interim consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). All intercompany accounts and transactions have been eliminated in consolidation.

        Investments:    All fixed maturities and equity securities owned by the Company are considered available-for-sale and are included in the financial statements at their fair value as of the financial statement date. Bond premiums and discounts are amortized using the scientific-yield method over the term of the bonds. Realized gains and losses on securities sold during the year are determined using the specific identification method. Unrealized holding gains and losses, net of applicable income taxes, are included in accumulated other comprehensive loss.

        Declines in the fair value of available for sale securities below their amortized cost are evaluated to assess whether any other-than-temporary impairment loss should be recorded. In determining if these losses are expected to be other-than-temporary, the Company considers severity of impairment, duration of impairment, forecasted recovery period, industry outlook, financial condition of the issuer, projected cash flows, issuer credit ratings and the intent and ability of the Company to hold the investment until the recovery of the cost.

        The recognition of other-than-temporary impairment losses on debt securities is dependent on the facts and circumstances related to the specific security. If the Company intends to sell a security or it is more likely than not that the Company would be required to sell a security prior to recovery of the amortized cost, the difference between amortized cost and fair value is recognized in the income

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

statement as an other-than-temporary impairment. If the Company does not expect to recover the amortized basis, does not plan to sell the security and if it is not more likely than not that the Company would be required to sell a security before the recovery of its amortized cost, less any current period credit loss, the recognition of the other-than-temporary impairment is bifurcated. The Company recognizes the credit loss portion in the income statement and the noncredit loss portion in accumulated other comprehensive loss. The credit component of an other-than-temporary impairment is determined by comparing the net present value of projected cash flows with the amortized cost basis of the debt security. The net present value is calculated by discounting the Company's best estimate of projected future cash flows at the effective interest rate implicit in the fixed income security at the date of acquisition. Cash flow estimates are driven by assumptions regarding probability of default, including changes in credit ratings, and estimates regarding timing and amount of recoveries associated with a default. No other-than-temporary write-downs were recognized during the quarter or six months ended June 30, 2011.

        Included within the Company's equity securities are certain privately placed common stocks for several recently formed holding companies organized for the purpose of forming life insurance subsidiaries. Given the nature of these investments, the cost basis of these investments approximates their fair value.

        Investment income consists primarily of interest, which is recognized on an accrual basis.

        Policy loans:    Policy loans are carried at unpaid principal balances. Interest income on policy loans is recognized in net investment income at the contract interest rate when earned.

        Notes receivable:    Notes receivable are stated at their outstanding principal amount. Outstanding notes accrue interest based on the terms of the respective note agreements.

        Short-term investments:    Short-term investments are stated at cost and consist of certificates of deposit. At June 30, 2011 and December 31, 2010, the cost of these investments approximates fair value due to the short duration to maturity.

        Cash and cash equivalents:    The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At June 30, 2011 and December 31, 2010, cash equivalents consisted primarily of money market accounts. The Company has cash on deposit with financial institutions which at times may exceed the Federal Deposit Insurance Corporation insurance limits. The Company has not suffered any losses in the past and does not believe it is exposed to any significant credit risk in these balances.

        Deferred acquisition costs:    Commissions and other acquisition costs, which vary with and are primarily related to the production of new business, are deferred and amortized over the life of the related policies (refer to "revenue recognition and related expenses" discussed later regarding amortization methods). Recoverability of deferred acquisition costs is evaluated periodically by comparing the current estimate of the present value of expected pretax future profits to the unamortized asset balance. If this current estimate is less than the existing balance, the difference is charged to expense.

        Value of business acquired:    Value of business acquired represents the estimated value assigned to purchased companies or insurance in force of the assumed policy obligations at the date of acquisition of a block of policies. As previously discussed, ALSC purchased CRLIC during 2010, resulting in an initial capitalized asset for value of business acquired of $116,326. This asset is being amortized on a straight-line basis over ten years, resulting in annual amortization of $11,633. Amortization recognized

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

during the quarter and six months ended June 30, 2011 relative to this transaction totaled $2,908 and $5,816, respectively. Amortization recognized in the quarter and six months ended June 30, 2010 totaled $5,816.

        Additionally, ALSC entered into a coinsurance agreement with Security National Life Insurance Company (SNL), effective January 1, 2010, to reinsure certain individual term life and individual annuity policies of SNL. The Company received cash consideration of $3,729,599 and paid an upfront ceding commission of $375,000. An initial asset was established for the value of this business acquired totaling $348,010, representing primarily the ceding commission. This asset is being amortized on a straight-line basis over ten years, resulting in annual amortization of $34,801. Amortization recognized during the quarter and six months ended June 30, 2011 relative to this transaction totaled $8,700 and $17,401, respectively. Amortization recognized in the quarter and six months ended June 30, 2010 totaled $17,401.

        Property and equipment:    Property and equipment are stated at cost net of accumulated depreciation. Annual depreciation is primarily computed using straight-line methods for financial reporting and straight-line and accelerated methods for tax purposes. The accumulated depreciation totaled $77,515 and $66,063 as of June 30, 2011 and December 31, 2010, respectively.

        Maintenance and repairs are expensed as incurred. Replacements and improvements which extend the useful life of the asset are capitalized. The net book value of assets sold or retired are removed from the accounts, and any resulting gain or loss is reflected in earnings.

        Long-lived assets are reviewed annually for impairment. An impairment loss is recognized if the carrying amount of an asset may not be recoverable and exceeds estimated future undiscounted cash flows of the asset. A recognized impairment loss reduces the carrying amount of the asset to its fair value. For the quarter and six months ended June 30, 2011 and the year ended December 31, 2010, no impairment loss of long-lived assets has been recognized.

        Reinsurance:    In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance. The amounts reported in the consolidated balance sheets as reinsurance recoverable include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on insurance liabilities that have not yet been paid. Reinsurance recoverable on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Insurance liabilities are reported gross of reinsurance recoverable. Management believes the recoverables are appropriately established. The Company generally strives to diversify its credit risks related to reinsurance ceded. Reinsurance premiums are generally reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. Reinsurance does not extinguish the Company's primary liability under the policies written. Therefore, the Company regularly evaluates the financial condition of its reinsurers including their activities with respect to claim settlement practices and commutations, and establishes allowances for uncollectible reinsurance recoverable as appropriate. There were no allowances as of June 30, 2011 or December 31, 2010.

        Benefit reserves:    The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance and annuities. Generally, amounts are payable over an extended period of time. Liabilities for future policy benefits of traditional life insurance have been computed by a net level premium method based upon estimates at the time of issue for investment yields, mortality and withdrawals. These estimates include provisions for experience less favorable than initially expected. Mortality assumptions are based on industry experience expressed as a percentage of standard mortality tables.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

        Policy claims:    Policy claims are based on reported claims plus estimated incurred but not reported claims developed from trends of historical data applied to current exposure.

        Deposit-type contracts:    Deposit-type contracts consist of amounts on deposit associated with deferred annuity riders, premium deposit funds and supplemental contracts without life contingencies.

        Income taxes:    The Company is subject to income taxes in the U.S. federal and various state jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by tax authorities for the years before 2007. The provision for income taxes is based on income as reported in the financial statements. The income tax provision is calculated under the asset and liability method. Deferred tax assets are recorded based on the differences between the financial statement and tax basis of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are investments, insurance reserves, unearned premiums, and deferred acquisition costs. A deferred tax asset valuation allowance is established when there is uncertainty that such assets would be realized. The Company has no uncertain tax positions that they believe are more-likely-than not that the benefit will not to be realized. When applicable, the Company recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. The Company had no accruals for payments of interest and penalties at June 30, 2011 or December 31, 2010.

        Revenue recognition and related expenses:    Revenues on traditional life consist of direct and assumed premiums reported as earned when due. Liabilities for future policy benefits are provided and acquisition costs are amortized by associating benefits and expenses with earned premiums to recognize related profits over the life of the contracts. Acquisition costs are amortized over the premium paying period using the net level premium method. Traditional life insurance products are treated as long duration contracts, which generally remain in force for the lifetime of the insured.

        Deposits related to traditional life and fixed deferred annuity contracts are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges, and are recognized in the period in which the benefits and services are provided. The cash flows from deposits are credited to policyholder account balances. Deposits are not recorded as revenue. Deposits are shown as a financing activity in the Interim Consolidated Statements of Cash Flows.

        The Company measures its sales or new business production with two components: new premiums recorded and new deposits received. New premiums and deposits are measures of sales or new business production.

        Comprehensive loss:    Comprehensive loss is comprised of net loss and other comprehensive loss. Accumulated other comprehensive loss includes unrealized gains and losses from marketable securities classified as available for sale. Accumulated other comprehensive loss and comprehensive loss are displayed separately in the consolidated statements of stockholders' equity.

        Common and preferred stock and earnings per share:    The par value per common share is $0.001 with 120,000,000 shares authorized. At June 30, 2011, the Company had 8,800,822 common shares issued and outstanding. At December 31, 2010, the Company had 8,182,761 common shares issued and outstanding and an additional 74,342 common shares subscribed.

        The Class A preferred shares are non-cumulative, non-voting and convertible to common shares after five years at a rate of 1.4 common shares for each preferred share. The par value per preferred share is $0.001 with 2,000,000 shares authorized. At June 30, 2011, the Company had 74,159 preferred shares issued and outstanding. At December 31, 2010, the Company had 65,827 preferred shares issued and outstanding and an additional 8,332 preferred shares subscribed.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

        Earnings per share of common stock were computed based on the weighted average number of shares outstanding during each year. The weighted average number of shares outstanding during the quarters ended June 30, 2011 and 2010 were 8,687,151 and 7,626,943 shares, respectively. The weighted average number of shares outstanding during the six months ended June 30, 2011 and 2010 were 8,634,937 and 7,666,943 shares, respectively. The Company paid no cash dividends during the quarters or six month periods ended June 30, 2011 or 2010. During the first quarter of 2010, the Company issued a 4% stock dividend to shareholders of record on March 1, 2010, with fractional shares rounded up to the next whole share. A total of 266,209 shares were issued under this stock dividend at a value of $5 per share, resulting in an increase in common stock and additional paid-in capital, and a corresponding charge to accumulated deficit, totaling $1,331,045. On April 29, 2011, the Company issued another 4% stock dividend to shareholders of record on March 31, 2011, with fractional shares rounded up to the next whole share. A total of 341,047 shares were issued under this stock dividend at a value of $5 per share, resulting in an increase in common stock and additional paid-in capital, and a corresponding charge to accumulated deficit, totaling $1,705,235. The weighted average shares outstanding for the quarters and six month periods ended June 30, 2011 and 2010 have been computed including the pro-forma effect of both 4% dividends for comparative purposes.

        Risk and uncertainties:    Certain risks and uncertainties are inherent in the Company's day-to-day operations and in the process of preparing its consolidated financial statements. The more significant of those risks and uncertainties, as well as the Company's method for mitigating the risks, are presented below and throughout the notes to the consolidated financial statements.

  •
  Estimates—The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

  •
  Reinsurance—Reinsurance contracts do not relieve the Company from its obligations to insureds. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible when necessary. The Company evaluates the financial condition of its reinsurers to minimize its exposure to losses from reinsurer insolvencies. Management believes that any liabilities arising from this contingency would not be material to the Company's financial position.

  •
  Investment risk—The Company is exposed to risks that issuers of securities owned by the Company will default or that interest rates will change and cause a decrease in the value of its investments. As interest rates decline, the velocity at which these securities pay down the principal may increase. Management mitigates these risks by conservatively investing in high-grade securities and by matching maturities of its investments with the anticipated payouts of its liabilities.

  •
  Regulatory Factors—The Company is highly regulated by the jurisdictions in which its entities are domiciled and licensed to conduct business. Such regulations, among other things, limit the amount of rate increases on policies and impose restrictions on the amount and type of investments and the minimum surplus required to conduct business in the state. The impact of the regulatory initiatives in response to the recent financial crisis, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, could subject the Company to substantial additional regulation.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

  •
  Vulnerability Due to Certain Concentrations—The Company monitors economic and regulatory developments that have the potential to impact its business. Federal legislation has allowed banks and other financial organizations to have greater participation in insurance businesses. This legislation may present an increased level of competition for sales of the Company's products.

        New Accounting Standards:    In October 2010, the FASB issued authoritative guidance to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Under the new guidance, acquisition costs are to include only those costs that are directly related to the acquisition or renewal of insurance contracts by applying a model similar to the accounting for loan origination costs. An entity may defer incremental direct costs of contract acquisition that are incurred in transactions with independent third parties or employees as well as the portion of employee compensation and other costs directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts. Additionally, an entity may capitalize as a deferred acquisition cost only those advertising costs meeting the capitalization criteria for direct-response advertising. This change is effective for fiscal years beginning after December 15, 2011 and interim periods within those years. Early adoption as of the beginning of a fiscal year is permitted. The guidance is to be applied prospectively upon the date of adoption, with retrospective application permitted, but not required. We plan to adopt this guidance effective January 1, 2012. We are in the process of assessing the impact of the guidance on our financial statements, however, we currently do not expect to experience a significant impact as a result of this new guidance.

        In May 2011, the FASB issued new guidance concerning fair value measurements and disclosure. The new guidance is the result of joint efforts by the FASB and the International Accounting Standards Board to develop a single, converged fair value framework on how to measure fair value and the necessary disclosures concerning fair value measurements. The guidance is effective for interim and annual periods beginning after December 15, 2011 and no early adoption is permitted. The Company is currently evaluating this guidance; however, we currently do not expect to experience a significant impact as a result of this new guidance.

        In June 2011, the FASB issued updated guidance to increase the prominence of items reported in other comprehensive income by eliminating the option of presenting components of comprehensive income as part of the statement of changes in stockholders' equity. The updated guidance requires that all non-owner changes in stockholders' equity be presented either as a single continuous statement of comprehensive income or in two separate but consecutive statements. The updated guidance is to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The updated guidance will result in a change in the presentation of the Company's financial statements but will not have any impact on the Company's results of operations, financial position or liquidity.

        All other new accounting standards and updates of existing standards issued during 2011 and 2010 did not relate to accounting policies and procedures pertinent to the Company at this time.

Note 2. Office Lease

        The Company leases office space under an agreement executed August 28, 2009 and amended on January 21, 2011 that expires on January 31, 2014. Rent expense for the quarters ended June 30, 2011 and 2010 was $23,117 and $24,987, respectively. Rent expense for the six months ended June 30, 2011 and 2010 was $46,440 and $43,748, respectively. Future minimum lease payments for the remaining portion of 2011, 2012, 2013 and 2014 are $47,802, $117,308, $128,240 and $10,687, respectively.

Note 3. Investments

        The amortized cost and estimated fair value of investments classified as available-for-sale as of June 30, 2011 and December 31, 2010 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
June 30, 2011:
Fixed maturities:
U.S. government obligations	$2,717,232	$3,801	$77,747	$2,643,286
States and political subdivisions	2,113,741	—	118,137	1,995,604
Corporate	2,622,353	7	113,540	2,508,820

Total fixed maturities	7,453,326	3,808	309,424	7,147,710

Equity securities:
Preferred corporate stock	100,000	—	—	100,000
Private placement common stock	922,850	—	—	922,850

Total equity securities	1,022,850	—	—	1,022,850

Total	$8,476,176	$3,808	$309,424	$8,170,560

December 31, 2010:
Fixed maturities:
U.S. government obligations	$3,357,871	$6,406	$160,542	$3,203,735
States and political subdivisions	1,098,202	—	113,373	984,829
Corporate	2,327,465	—	117,896	2,209,569

Total fixed maturities	6,783,538	6,406	391,811	6,398,133

Equity securities:
Preferred corporate stock	200,000	—	—	200,000
Private placement common stock	910,725	—	—	910,725

Total equity securities	1,110,725	—	—	1,110,725

Total	$7,894,263	$6,406	$391,811	$7,508,858

        The following table summarizes, for all securities in an unrealized loss position at June 30, 2011 and December 31, 2010, the estimated fair value, pre-tax gross unrealized loss and number of securities by length of time that those securities have been continuously in an unrealized loss position.

	June 30, 2011			December 31, 2010
	Estimated Fair Value	Gross Unrealized Loss	Number of Securities	Estimated Fair Value	Gross Unrealized Loss	Number of Securities
Fixed Maturities:
Less than 12 months:
U.S. government obligations	$2,260,873	$72,494	12	$2,552,276	$160,542	14
States and political subdivisions	1,995,604	118,137	14	984,829	113,373	5
Corporate	2,387,721	113,540	18	2,209,569	117,896	16
Greater than 12 months:
U.S. government obligations	131,284	5,253	1	—	—	—

Total fixed maturities	$6,775,482	$309,424	45	$5,746,674	$391,811	35

Note 3. Investments (Continued)

        Based on our review of the securities in an unrealized loss position at June 30, 2011 and December 31, 2010, no other-than-temporary impairments were deemed necessary. Management believes that the Company will fully recover its cost basis in the securities held at June 30, 2011, and management does not have the intent to sell nor is it more likely than not that the Company will be required to sell such securities until they recover or mature. As of June 30, 2011, there were no individual fixed maturity securities that had a fair value to cost ratio below 88%. The temporary impairments shown herein are primarily the result of the current interest rate environment rather than credit factors that would imply other-than-temporary impairment.

        The amortized cost and estimated fair value of debt securities at June 30, 2011, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$—	$—
Due after one year through five years	443,525	446,356
Due after five years through ten years	3,987,124	3,815,464
Due after ten years	3,022,677	2,885,890

	$7,453,326	$7,147,710

        The Company is required to hold assets on deposit for the benefit of policyholders in accordance with statutory rules and regulations. At June 30, 2011 and December 31, 2010, these required deposits had a total amortized cost of $763,708 and $740,649, respectively.

        The components of net investment income for the quarters and six months ended June 30, 2011 and 2010 are as follows:

	Quarter Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Fixed maturities	$69,287	$30,953	$136,170	$50,508
Equity securities	130	64	315	64
Cash and short-term investments	909	4,911	1,775	11,749
Other	2,094	3,864	8,320	3,864

	72,420	39,792	146,580	66,185
Less investment expenses	(8,013)	(2,609)	(14,699)	(3,485)

	$64,407	$37,183	$131,881	$62,700

        Proceeds for the quarters ended June 30, 2011 and 2010 from sales of investments classified as available-for-sale were $701,411 and $762,805, respectively. Gross gains of $2,589 and $2,744 and gross losses of $15,027 and $20,432 were realized on those sales during the quarters ended June 30, 2011 and 2010, respectively. Proceeds for the six months ended June 30, 2011 and 2010 from sales of investments classified as available-for-sale were $1,539,655 and $2,749,536, respectively. Gross gains of $6,126 and $2,744 and gross losses of $20,253 and $72,947 were realized on those sales during the six months ended June 30, 2011 and 2010, respectively.

Note 4. Fair Values of Financial Instruments

        Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Accounting standards require the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, accounting standards establish a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

  •
  Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

  •
  Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

  •
  Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

        A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the valuation inputs, or their ability to be observed, may result in a reclassification for certain financial assets or liabilities. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in/out of the Level 3 category as of the beginning of the period in which the reclassifications occur.

        A description of the valuation methodologies used for assets measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

        Securities available for sale:    The fair values for fixed maturities and preferred corporate stock are determined using Level 2 inputs, which are derived from significant observable pricing information. The fair values for private placement common stock are determined using Level 3 inputs. The fair value for these securities is set equal to their cost basis, given the nature of the companies and their operations as well as the limited trading involved.

Note 4. Fair Values of Financial Instruments (Continued)

        The following table presents the Company's fair value hierarchy for those financial instruments measured at fair value on a recurring basis as of June 30, 2011 and December 31, 2010.

	Quoted in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Estimated Fair Value
June 30, 2011
Fixed maturities:
U.S. government obligations	$—	$2,643,286	$—	$2,643,286
States and political subdivisions	—	1,995,604	—	1,995,604
Corporate	—	2,508,820	—	2,508,820

Total fixed maturities	—	7,147,710	—	7,147,710

Equity securities:
Preferred corporate stock	—	100,000	—	100,000
Private placement common stock	—	—	922,850	922,850

Total equity securities	—	100,000	922,850	1,022,850

Total	$—	$7,247,710	$922,850	$8,170,560

December 31, 2010
Fixed maturities:
U.S. government obligations	$—	$3,203,735	$—	$3,203,735
States and political subdivisions	—	984,829	—	984,829
Corporate	—	2,209,569	—	2,209,569

Total fixed maturities	—	6,398,133	—	6,398,133

Equity securities:
Preferred corporate stock	—	200,000	—	200,000
Private placement common stock	—	—	910,725	910,725

Total equity securities	—	200,000	910,725	1,110,725

Total	$—	$6,598,133	$910,725	$7,508,858

        The table below sets forth a summary of changes in the fair value of the Company's Level 3 financial instruments for the quarters and six months ended June 30, 2011 and 2010, respectively:

	Quarter Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	Private Placement Common Stock	Private Placement Common Stock	Private Placement Common Stock	Private Placement Common Stock
Balance, beginning of period	$914,850	$89,000	$910,725	$55,000
Purchases	8,000	664,725	12,125	698,725

Balance, end of period	$922,850	$753,725	$922,850	$753,725

        Accounting standards require disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial

Note 4. Fair Values of Financial Instruments (Continued)

assets and financial liabilities that are measured at fair value on a recurring basis are discussed above. There were no financial assets or financial liabilities measured at fair value on a non-recurring basis.

        Cash and cash equivalents:    The carrying value of cash and cash equivalents approximates the fair value because of the short maturity of those investments.

        Policy loans, notes receivable and short-term investments:    The carrying amounts reported for these financial instruments approximate their fair values.

        Investment-type contracts:    The fair value for direct and assumed liabilities under investment-type insurance contracts (accumulation annuities) is calculated using a discounted cash flow approach. Cash flows are projected using actuarial assumptions and discounted to the valuation date using risk-free rates adjusted for credit risk and nonperformance risk of the liabilities. Liabilities under investment-type insurance contracts that are wholly ceded by CRLIC to a non-affiliated reinsurer are carried at cash surrender value which approximates fair value. The fair values for insurance contracts other than investment-type contracts are not required to be disclosed.

        Policy claims:    The carrying amounts reported for these liabilities approximate their fair value.

        The following disclosure contains the estimated fair values of financial assets and financial liabilities as of June 30, 2011 and December 31, 2010:

	June 30, 2011		December 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Fixed maturities	$7,147,710	$7,147,710	$6,398,133	$6,398,133
Equity securities	1,022,850	1,022,850	1,110,725	1,110,725
Policy loans	89,262	89,262	94,272	94,272
Notes receivable	230,000	230,000	200,000	200,000
Short-term investments	510,660	510,660	500,000	500,000
Cash and cash equivalents	5,228,264	5,228,264	5,250,468	5,250,468
Liabilities:
Policyholder deposits
(Investment-type contracts)	11,381,745	11,462,189	11,692,181	11,759,019
Policy claims	203,269	203,269	183,706	183,706

Note 5. Income Tax Matters

        Significant components of the Company's deferred tax assets and liabilities as of June 30, 2011 and December 31, 2010 are as follows:

	June 30, 2011	December 31, 2010
Deferred tax assets:
Loss carryforwards	$2,365,155	$1,727,972
Unrealized losses on investments	103,909	131,038
Benefit reserves	163,510	131,868

Total deferred tax assets	2,632,574	1,990,878
Less valuation allowance	(2,097,964)	(1,553,381)

Total deferred tax assets, net of valuation allowance	534,610	437,497
Deferred tax liabilities:
Policy acquisition costs	479,179	383,548
Due premiums	29,613	26,612
Value of business acquired	25,818	27,337

Total deferred tax liabilities	534,610	437,497

Net deferred tax assets	$—	$—

        At June 30, 2011 and December 31, 2010, the Company recorded a valuation allowance of $2,097,964 and $1,553,381, respectively, on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. As part of the valuation allowance of $1,553,381 recorded at December 31, 2010, the Company included $379,542 as a valuation allowance against loss carryforwards within CRLIC as of the purchase date of January 1, 2010.

        Loss carryforwards for tax purposes as of June 30, 2011, have expiration dates that range from 2024 through 2026.

Note 5. Income Tax Matters (Continued)

        There was no income tax expense for the quarters or six months ended June 30, 2011 and 2010. This differed from the amounts computed by applying the statutory U.S. federal income tax rate of 34% to pretax income, as a result of the following:

	Quarter Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Computed expected income tax benefit	$(339,700)	$(269,108)	$(576,518)	$(423,676)
Increase (reduction) in income taxes resulting from:
Meals, entertainment and political contributions	3,187	1,051	4,897	1,860
Dividends received deduction	(31)	—	(75)	—
Value of business acquired	—	39,551	—	39,551
True-up of provision to actual	—	—	—	—
Other	(7)	3,696	(17)	(5,323)

	3,149	44,298	4,805	36,088

Tax benefit before valuation allowance	(336,551)	(224,810)	(571,713)	(387,588)
Change in valuation allowance	336,551	224,810	571,713	387,588

Net income tax expense	$—	$—	$—	$—

Note 6. Reinsurance

        A summary of significant reinsurance amounts affecting the accompanying interim consolidated financial statements as of June 30, 2011 and December 31, 2010, and for the quarters and six months ended June 30, 2011 and 2010 is as follows:

	June 30, 2011	December 31, 2010
Balance sheets:
Benefit and claim reserves assumed	$3,346,238	$3,395,026
Benefit and claim reserves ceded	20,213,804	20,914,194

	Quarter Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Statements of income:
Premiums assumed	$7,774	$27,830	$17,519	$27,830
Premiums ceded	77,092	126,024	219,768	268,700
Consideration on reinsurance assumed	—	3,702,609	—	3,702,609
Benefits assumed	24,541	183,702	38,083	183,702
Benefits ceded	200,532	403,142	465,493	403,142
Commissions assumed	5	37	22	37
Commissions ceded	4,826	15,716	10,352	15,716

Note 6. Reinsurance (Continued)

        The following table provides a summary of the significant reinsurance balances recoverable on paid and unpaid policy claims by reinsurer along with the A.M. Best credit rating as of June 30, 2011:

Reinsurer	AM Best Rating	Recoverable on Paid Losses	Recoverable on Unpaid Losses
Security National Life Insurance Company	NR-5	$—	$115,457
Optimum Re Insurance Company	A-	—	27,933
Investors Heritage Life Insurance Company	B+	—	15,677

			$159,067

        CRLIC has a 100% coinsurance agreement with SNL whereby 100% of the business written by CRLIC is ceded to SNL. At June 30, 2011 and December 31, 2010, total benefit reserves, policy claims and deposit-type contracts ceded by CRLIC to SNL were $20,160,229 and $20,887,037, respectively. CRLIC remains contingently liable on this ceded reinsurance should SNL be unable to meet their obligations.

Note 7. Deposit-Type Contracts

        The Company's deposit-type contracts represent the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. This liability is generally equal to the accumulated account deposits, plus interest credited, and less policyholder withdrawals. The following table provides information about deposit-type contracts at June 30, 2011 and December 31, 2010:

	Six Months Ended June 30, 2011	Year Ended December 31, 2010
Beginning balance	$11,692,181	$97,464
Change in deposit-type contracts assumed from SNL	(34,088)	2,415,310
Change in deposit-type contracts fully ceded by CRLIC	(573,781)	8,923,395
Deposits received	291,869	271,143
Investment earnings	10,314	5,313
Withdrawals	(4,750)	(20,444)

Ending balance	$11,381,745	$11,692,181

        Under the terms of ALSC's coinsurance agreement with SNL, ALSC assumes certain deposit-type contract obligations, as shown in the table above. Additionally, CRLIC cedes 100% of its direct business to SNL. Accordingly, this amount is presented within the corresponding single line above. The remaining deposits, withdrawals and interest credited represent those for ALSC's direct business.

Note 8. Statutory Net Income and Surplus

        ALSC is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Arizona Department of Insurance. Likewise, CRLIC is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Missouri Department of Insurance. Statutory practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. The statutory net loss of ALSC amounted to

Note 8. Statutory Net Income and Surplus (Continued)

$647,479 for the six months ended June 30, 2011 and $1,433,555 for the year ended December 31, 2010. Statutory capital and surplus of ALSC amounted to $4,733,740 and $5,636,925 at June 30, 2011 and December 31, 2010, respectively. The statutory net loss of CRLIC was $59,205 for the six months ended June 30, 2011 and $89,279 for the year ended December 31, 2010. Statutory capital and surplus of CRLIC totaled $1,394,643 and $1,584,780 at June 30, 2011 and December 31, 2010, respectively.

Note 9. Related Party Transactions

        Midwest and ALSC operate under a cost sharing agreement that provides for the allocation of certain common expenses. The expenses are settled on a direct cost basis. The amount of total payments for the quarter and six months ended June 30, 2011 were $279,605 and $528,929, respectively. The amount of total payments for the quarter and six months ended June 30, 2010 were $244,019 and $373,845, respectively.

        The Company has a consulting agreement with a corporation owned by a Board member. The agreement, approved by the Board of Directors, provides for consulting services related to capital raising and special projects and runs through 2012. Total payments made by the Company during the quarter and six months ended June 30, 2011 amounted to $48,295 and $109,955, respectively. Total payments made by the Company during the quarter and six months ended June 30, 2010 amounted to $75,500 and $120,050, respectively.

        ALSC has a general agent contract with a corporation owned by an officer of Midwest. The agreement, which was approved by the Board of Directors of Midwest and ALSC, specifies that the corporation, a licensed insurance agency, shall receive an override on business written in exchange for managing the Company's marketing. In addition, the agency must pay for all sales conventions, contests, prizes, awards and training seminars. Total payments made by ALSC during the quarter and six months ended June 30, 2011 were $2,083 and $8,333, respectively. Total payments made by ALSC during the quarter and six months ended June 30, 2010 were $9,350 and $20,944, respectively.

Note 10. Subsequent Events

        The Company has reached an agreement to acquire all of the outstanding shares of Old Reliance Insurance Company (Old Reliance), an Arizona domiciled life insurance company licensed in 14 states, in exchange for approximately $3,000,000 comprised of a combination of cash from ALSC, issuance of a surplus note by ALSC, and shares of Midwest common stock. The agreement calls for ALSC and CRLIC to be merged with and into Old Reliance. The merged company will change its name to American Life and Security Corp. This transaction is subject to and awaiting regulatory approval.

        All of the effects of subsequent events that provide additional evidence about conditions that existed at June 30, 2011, including the estimates inherent in the process of preparing financial statements, are recognized in the financial statements. The Company does not recognize subsequent events that provide evidence about conditions that did not exist at the date of the interim consolidated financial statements but arose after, but before the interim consolidated financial statements were available to be issued. In some cases, non recognized subsequent events are disclosed to keep the interim consolidated financial statements from being misleading.

        The Company has evaluated subsequent events through December 12, 2011, the date that the interim consolidated financial statements were issued.

Independent Auditor's Report

To the Board of Directors
Midwest Holding Inc. and Subsidiaries
Lincoln, Nebraska

        We have audited the accompanying consolidated balance sheets of Midwest Holding Inc. and Subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholder's equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Midwest Holding Inc. and Subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Omaha, Nebraska
June 10, 2011

Midwest Holding Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2010 and 2009

	2010	2009
Assets
Investments, available for sale, at fair value
Fixed maturities	$6,398,133	$4,721,332
Equity securities	1,110,725	55,000
Policy loans	94,272	—
Note receivable	200,000	—
Short-term investments	500,000	1,506,665

Total investments	8,303,130	6,282,997
Cash and cash equivalents	5,250,468	1,484,114
Amounts recoverable from reinsurers	20,914,194	3,987
Interest and dividends due and accrued	82,388	39,352
Premiums receivable	78,270	9,892
Deferred acquisition costs, net	1,267,598	213,378
Value of business acquired, net	417,902	—
Property and equipment, net	138,262	128,746
Other assets	58,116	27,651

Total assets	$36,510,328	$8,190,117

Liabilities and Stockholders' Equity
Liabilities:
Benefit reserves	$13,903,783	$183,784
Policy claims	183,706	7,347
Deposit-type contracts	11,692,181	97,464
Advance premiums	717	—

Total policy liabilities	25,780,387	288,595
Accounts payable and accrued expenses	360,147	376,546

Total liabilities	26,140,534	665,141

Stockholders' Equity:
Preferred stock	74	—
Common stock	8,183	6,600
Additional paid-in capital	19,498,839	12,820,538
Accumulated deficit	(8,751,897)	(5,197,647)
Accumulated other comprehensive loss	(385,405)	(104,515)

Total stockholders' equity	10,369,794	7,524,976

Total liabilities and stockholders' equity	$36,510,328	$8,190,117

See Notes to Consolidated Financial Statements.

Midwest Holding Inc. and Subsidiaries

Consolidated Statements of Income

Years Ended December 31, 2010 and 2009

	2010	2009
Income:
Premiums	$1,910,562	$354,352
Consideration on reinsurance assumed	3,729,599	—
Investment income, net of expenses	167,613	89,926
Realized loss on investments	(71)	—
Miscellaneous income	24,138	—

	5,831,841	444,278

Expenses:
Death and other benefits	162,099	4,890
Increase in benefit reserves	4,650,227	182,781
Acquisition costs deferred	(1,375,155)	(283,370)
Amortization of deferred acquisition costs	320,935	69,992
Salaries and benefits	960,154	655,862
Commission	1,251,817	255,659
Professional and administrative fees	1,174,714	233,324
Travel and entertainment	139,072	79,877
Rent	93,369	41,762
Depreciation and amortization of value of business acquired	74,307	14,205
Other operating expenses	603,507	265,661

	8,055,046	1,520,643

Loss before income tax expense	(2,223,205)	(1,076,365)
Income tax expense	—	—

Net loss	$(2,223,205)	$(1,076,365)

Net loss per common share	$(0.32)	$(0.17)

See Notes to Consolidated Financial Statements.

Midwest Holding Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2010 and 2009

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Noncontrolling Interest	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 2008	$—	$5,639	$8,277,786	$(3,487,825)	$(633,457)	$—	$4,162,143
Dissolution of subsidiary (See Note 9)	—	—	—	(633,457)	633,457	—	—
Issuance of 961,380 shares at $5.00 per share net of capital raising expenses	—	961	4,542,752	—	—	—	4,543,713
Net loss	—	—	—	(1,076,365)	—	—	(1,076,365)
Unrealized loss on investments	—	—	—	—	—	(104,515)	(104,515)

Total comprehensive loss							(1,180,880)

Balance, December 31, 2009	—	6,600	12,820,538	(5,197,647)	—	(104,515)	7,524,976
Sale of 74,159 shares at $6.00 per share net of capital raising expenses	74	—	415,676	—	—	—	415,750
Sale of 1,317,512 shares at $5.00 per share net of capital raising expenses	—	1,317	4,931,846	—	—	—	4,933,163
Net loss	—	—	—	(2,223,205)	—	—	(2,223,205)
Unrealized loss on investments	—	—	—	—	—	(280,890)	(280,890)

Total comprehensive loss							(2,504,095)
Stock dividend	—	266	1,330,779	(1,331,045)	—	—	—

Balance, December 31, 2010	$74	$8,183	$19,498,839	$(8,751,897)	$—	$(385,405)	$10,369,794

See Notes to Consolidated Financial Statements.

Midwest Holding Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2010 and 2009

	2010	2009
Cash Flows from Operating Activities:
Net loss	$(2,223,205)	$(1,076,365)
Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities:
Net adjustment for premium and discount on investments	52,614	12,525
Depreciation and amortization	74,307	14,205
Deferral of acquisition costs	(1,375,155)	(283,370)
Amortization of deferred acquisition costs	320,935	69,992
Realized loss on investments	71	—
Changes in operating assets and liabilities:
Amounts recoverable from reinsurers	975,040	(3,987)
Interest and dividends due and accrued	(43,036)	(32,446)
Due premiums	(68,378)	(9,892)
Policy liabilities	3,007,836	191,658
Other assets and liabilities	(53,036)	290,615

Net cash provided by (used in) operating activities	667,993	(827,065)

Cash Flows from Investing Activities:
Securities available for sale:
Purchases	(9,747,740)	(4,838,783)
Sales and maturities	7,334,563	1,506,970
Net change in policy loans	(94,272)	—
Acquisition of notes receivable	(200,000)	—
Net change in short-term investments	1,006,665	(1,506,665)
Net purchases of property and equipment	(37,389)	(127,851)
Purchase of Capital Reserve Life Insurance Company, net of cash and cash equivalents	(763,078)	—

Net cash used in investing activities	(2,501,251)	(4,966,329)

Cash Flows from Financing Activities:
Net proceeds from sale of common stock	4,933,163	4,543,713
Net proceeds from sale of preferred stock	415,750	—
Receipts on deposit type contracts	271,143	109,387
Withdrawals on deposit type contracts	(20,444)	(12,450)

Net cash provided by financing activities	5,599,612	4,640,650

Net increase (decrease) in cash and cash equivalents	3,766,354	(1,152,744)
Cash and cash equivalents:
Beginning	1,484,114	2,636,858

Ending	$5,250,468	$1,484,114

Supplemental Disclosure of Non-Cash Information:
Stock dividend	$1,331,045	$—
Dissolution of subsidiary in exchange for stock	—	633,457
Acquisition of Capital Reserve Life Insurance Company:
Value of business acquired	$116,326	$—
Investments in fixed maturities acquired	646,752	—
Amounts recoverable from reinsurers acquired	21,885,247	—
Policy claims assumed	(154,413)	—
Benefit Reserves assumed	(11,979,023)	—
Deposit-type contracts assumed	(9,751,811)	—

	$763,078	$—

See Notes to Consolidated Financial Statements.

Note 1. Nature of Operations and Summary of Significant Accounting Policies

        Nature of operations:    Midwest Holding Inc. (Midwest) was incorporated in Nebraska on October 31, 2003 for the primary purpose of organizing a life insurance subsidiary. From 2003 to May, 2009, Midwest was focused on raising capital, first through private placements and finally through an intra-state offering of 2,000,000 common shares at $5.00 per share. These offerings sold out, including a 10% oversale on the Final Offering. Midwest became operational during the year ended December 31, 2009. Upon capitalizing American Life & Security Corporation (ALSC) and acquiring Capital Reserve Life Insurance Company (CRLIC), as described below, Midwest deemed it prudent to raise additional capital to fund primarily the expansion of the life insurance operation.

        In August, 2010, Midwest began an exempt offering of shares to existing holders in the state of Nebraska. As of December 31, 2010, Midwest had raised approximately $5,300,000 through this offering. Additionally, Midwest offered a newly-created class of preferred shares to residents of Latin America. The preferred shares are non-voting and convert to common shares in 2015 at the rate of 1.3 common shares per each preferred share. The shares were sold at $6.00 per share and a total of 74,159 were sold as of December 31, 2010.

        On May 7, 2009, ALSC, a wholly-owned subsidiary of Midwest, was authorized to do business in the State of Nebraska. ALSC was also granted a certificate of authority to write insurance in the State of Nebraska on September 1, 2009. ALSC is engaged in the business of underwriting, selling, and servicing life insurance and annuity policies.

        During the second quarter of 2010, ALSC completed the purchase of a 100% ownership interest in CRLIC, an insurance company domiciled in Missouri. The purchase was effective as of January 1, 2010. ALSC purchased CRLIC for its statutory capital and surplus plus $116,326. CRLIC is licensed to issue business in the states of Iowa, Kansas and Missouri. Currently, 100% of the business issued by CRLIC is reinsured to an unaffiliated reinsurer.

        Hereafter, entities are collectively referred to as the "Company."

        Basis of presentation:    The accompanying consolidated financial statements include the accounts of Midwest, its wholly-owned subsidiary ALSC, and ALSC's wholly-owned subsidiary CRLIC.

        These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). All intercompany accounts and transactions have been eliminated in consolidation.

        Reclassifications:    Certain reclassifications have been made in the prior year financial statements to conform to current year presentation. These reclassifications had no effect on previously reported net income or stockholders' equity.

        Investments:    All fixed maturities and equity securities owned by the Company are considered available-for-sale and are included in the financial statements at their fair value as of the statement date. Bond premiums and discounts are amortized using the scientific-yield method over the term of the bonds. Realized gains and losses on securities sold during the year are determined using the specific identification method. Unrealized holding gains and losses, net of applicable income taxes, are included in accumulated other comprehensive loss.

        Declines in the fair value of available-for-sale securities below their amortized cost are evaluated to assess whether any other-than-temporary impairment loss should be recorded. In determining if these losses are expected to be other-than-temporary, the Company considers severity of impairment, duration of impairment, forecasted recovery period, industry outlook, financial condition of the issuer,

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

projected cash flows, issuer credit ratings and the intent and ability of the Company to hold the investment until the recovery of the cost.

        The recognition method of the other-than-temporary impairment losses on debt securities is dependent on the facts and circumstances related to the specific security. If the Company intends to sell a security or it is more likely than not that the Company would be required to sell a security prior to recovery of the amortized cost, the difference between amortized cost and fair value is recognized in the income statement as an other-than-temporary impairment. If the Company does not expect to recover the amortized basis, does not plan to sell the security and if it is not more likely than not that the Company would be required to sell a security before the recovery of its amortized cost, less any current period credit loss, the recognition of the other-than-temporary impairment is bifurcated. The Company recognizes the credit loss portion in the income statement and the noncredit loss portion in accumulated other comprehensive loss. The credit component of an other-than-temporary impairment is determined by comparing the net present value of projected cash flows with the amortized cost basis of the debt security. The net present value is calculated by discounting the Company's best estimate of projected future cash flows at the effective interest rate implicit in the fixed income security at the date of acquisition. Cash flow estimates are driven by assumptions regarding probability of default, including changes in credit ratings, and estimates regarding timing and amount of recoveries associated with a default. No other-than-temporary write-downs were recognized in 2010 or 2009.

        The Company's equity securities are investments in private placement common stocks for several recently formed holding companies organized for the purpose of forming life insurance subsidiaries. These companies are not yet operational as they are currently in the process of raising capital. Given the nature of these investments, the cost basis of these investments approximates their fair value.

        Investment income consists primarily of interest, which is recognized on an accrual basis.

        Policy loans:    Policy loans are carried at unpaid principal balances. Interest income on policy loans is recognized in net investment income at the contract interest rate when earned.

        Notes receivable:    Notes receivable are stated at their outstanding principal amount. Outstanding notes accrue interest based on the terms of the respective note agreements. Notes past due over 90 days are evaluated for impairment. As of December 31, 2010, there were no notes over 90 days past due.

        Short-term investments:    Short-term investments are stated at cost and consist of certificates of deposit, with maturities of greater than 90 days. At December 31, 2010 and 2009, the cost of these investments approximates fair value.

        Cash and cash equivalents:    The Company considers all liquid investments with original maturities of three months or less when purchased to be cash equivalents. At December 31, 2010 and 2009, cash equivalents consisted primarily of money market accounts. The Company has cash on deposit with financial institutions which at times may exceed the Federal Deposit Insurance Corporation insurance limits. The Company has not suffered any losses in the past and does not believe it is exposed to any significant credit risk in these balances.

        Deferred acquisition costs:    Commissions and other acquisition costs, which vary with and are primarily related to the production of new business, are deferred and amortized over the life of the related policies. Recoverability of deferred acquisition costs is evaluated periodically by comparing the current estimate of the present value of expected pretax future profits to the unamortized asset balance. If this current estimate is less than the existing balance, the difference is charged to expense.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

        Value of business acquired:    Value of business acquired (VOBA) represents the estimated value assigned to purchased companies or insurance in force of the assumed policy obligations at the date of acquisition of a block of policies. ALSC purchased CRLIC during 2010, resulting in an initial capitalized asset for value of business acquired of $116,326. This asset is being amortized over and estimated life of ten years, resulting in amortization in 2010 of $11,633. Estimated annual amortization over the remaining nine years is $11,633 per year.

        Additionally, ALSC entered into a coinsurance agreement with Security National Life Insurance Company (SNL), effective January 1, 2010, to reinsure certain individual term life and individual annuity policies of SNL. The Company received cash consideration of $3,729,599 and paid an upfront ceding commission of $375,000. An initial asset was established for the value of this business acquired totaling $348,010, representing the ceding commission less certain statutory-to-GAAP adjustments to associated assets and reserve balances assumed. This asset is being amortized over and estimated life of ten years, resulting in amortization in 2010 of $34,801. Estimated annual amortization over the remaining nine years is $34,801 per year.

        At least annually, a review is performed of the models and the assumptions used to develop expected future profits, based upon management's current view of future events. VOBA is reviewed on an ongoing basis to determine that the unamortized portion does not exceed the expected recoverable amounts. Management's view primarily reflects Company experience but can also reflect emerging trends within the industry. Short-term deviations in experience affect the amortization of VOBA in the period, but do not necessarily indicate that a change to the long-term assumptions of future experience is warranted. If it is determined that it is appropriate to change the assumptions related to future experience, then an unlocking adjustment is recognized for the block of business being evaluated. Certain assumptions, such as interest spreads and surrender rates, may be interrelated. As such, unlocking adjustments often reflect revisions to multiple assumptions. The VOBA balance is immediately impacted by any assumption changes, with the change reflected through the income statement as an unlocking adjustment in the amount of VOBA amortized. These adjustments can be positive or negative with adjustments reducing amortization limited to amounts previously deferred plus interest accrued through the date of the adjustment.

        In addition, the Company may consider refinements in estimates due to improved capabilities resulting from administrative or actuarial system upgrades. The Company considers such enhancements to determine whether and to what extent they are associated with prior periods or simply improvements in the projection of future expected gross profits due to improved functionality. To the extent they represent such improvements, these items are applied to the appropriate financial statement line items in a manner similar to unlocking adjustments.

        VOBA is also reviewed on an ongoing basis to determine that the unamortized portion does not exceed the expected recoverable amounts. If it is determined from emerging experience that the premium margins or gross profits are insufficient to amortize deferred acquisition costs, then the asset will be adjusted downward with the adjustment recorded as an expense in the current period. No impairment adjustments have been recorded in the years presented.

        Property and equipment:    Property and equipment are stated at cost net of accumulated depreciation. Annual depreciation is primarily computed using straight-line methods for financial reporting and straight-line and accelerated methods for tax purposes. For the years ending December 31, 2010 and 2009, accumulated depreciation was $66,063 and $38,190, respectively.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

        Maintenance and repairs are expensed as incurred. Replacements and improvements which extend the useful life of the asset are capitalized. The net book value of assets sold or retired are removed from the accounts, and any resulting gain or loss is reflected in earnings.

        Long-lived assets are reviewed annually for impairment. An impairment loss is recognized if the carrying amount of an asset may not be recoverable and exceeds estimated future undiscounted cash flows of the asset. A recognized impairment loss reduces the carrying amount of the asset to its fair value. For the years ending December 31, 2010 and 2009, no impairment loss of long-lived assets has been recognized.

        Reinsurance:    In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance. The amounts reported in the consolidated balance sheets as reinsurance recoverable include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on insurance liabilities that have not yet been paid. Reinsurance recoverable on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Insurance liabilities are reported gross of reinsurance recoverable. Management believes the recoverables are appropriately established. The Company generally strives to diversify its credit risks related to reinsurance ceded. Reinsurance premiums are generally reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. Reinsurance does not extinguish the Company's primary liability under the policies written. Therefore, the Company regularly evaluates the financial condition of its reinsurers including their activities with respect to claim settlement practices and commutations, and establishes allowances for uncollectible reinsurance recoverable as appropriate. There were no allowances as of December 31, 2010 or 2009.

        Benefit reserves:    The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance and annuities. Generally, amounts are payable over an extended period of time. Liabilities for future policy benefits of traditional life insurance have been computed by a net level premium method based upon estimates at the time of issue for investment yields, mortality and withdrawals. These estimates include provisions for experience less favorable than initially expected. Mortality assumptions are based on industry experience expressed as a percentage of standard mortality tables.

        Policy claims:    Policy claims are based on reported claims plus estimated incurred but not reported claims developed from trends of historical data applied to current exposure.

        Deposit-type contracts:    The Company's liability for deposit-type contracts represents the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. This liability is generally equal to the accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges assessed against the account balance. These policyholders' account balances also include provision for benefits under non-life contingent payout annuities and certain unearned revenues.

        Income taxes:    The Company is subject to income taxes in the U.S. federal and various state jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by tax authorities for the years before 2007. The provision for income taxes is based on income as reported in the financial statements. The income tax provision is calculated under the asset and liability method. Deferred tax assets are recorded based on the differences between the financial statement and tax basis of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

investments, insurance reserves, unearned premiums, and deferred acquisition costs. A deferred tax asset valuation allowance is established when there is uncertainty that such assets would be realized. The Company has no uncertain tax positions that they believe are more-likely-than not that the benefit will not to be realized. When applicable, the Company recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. The Company had no accruals for payments of interest and penalties at December 31, 2010 and 2009.

        Revenue recognition and related expenses:    Revenues on traditional life consist of direct and assumed premiums reported as earned when due. Liabilities for future policy benefits are provided and acquisition costs are amortized by associating benefits and expenses with earned premiums to recognize related profits over the life of the contracts. Acquisition costs are amortized over the premium paying period using the net level premium method. Traditional life insurance products are treated as long duration contracts, which generally remain in force for the lifetime of the insured.

        Deposits related to traditional life and fixed deferred annuity contracts are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges, and are recognized in the period in which the benefits and services are provided. The cash flows from deposits are credited to policyholder account balances. Deposits are not recorded as revenue. Deposits are shown as a Financing Activity in the Consolidated Statements of Cash Flows.

        Advertising costs:    Advertising expense included in Company operations for the years ended December 31, 2010 and December 31, 2009 was $10,235 and $13,654, respectively.

        Comprehensive loss:    Comprehensive loss is comprised of net loss and other comprehensive loss. Accumulated other comprehensive loss includes unrealized gains and losses from marketable securities classified as available for sale. Accumulated other comprehensive loss and comprehensive loss are displayed separately in the consolidated statements of stockholders' equity.

        Common and preferred stock and earnings per share:    The par value per common share is $0.001 with 120,000,000 shares authorized. At December 31, 2010 and 2009, the Company had 8,182,761 and 6,599,040 common shares issued and outstanding, respectively.

        The Class A preferred shares are non-cumulative, non-voting and convertible only to common shares after five years at a rate of 1.3 common shares for each preferred share. The par value per preferred share is $0.001 with 20,000,000 shares authorized. At December 31, 2010, the Company had 74,159 preferred shares issued and outstanding. The Company had no preferred shares outstanding at December 31, 2009.

        Earnings per share of common stock were computed based on the weighted average number of shares outstanding during each year. The weighted average number of shares outstanding during 2010 and 2009 were 6,779,865 and 6,514,535 shares, respectively. The Company paid no cash dividends during 2010 or 2009. During 2010, the Company issued a 4% stock dividend to shareholders of record on March 1, 2010, with fractional shares rounded up to the next whole share. A total of 266,209 shares were issued under this stock dividend at a value of $5 per share, resulting in an increase in common stock and additional paid-in capital, and a corresponding charge to accumulated deficit, totaling $1,331,045. Subsequent to December 31, 2010, the Company issued another 4% stock dividend to shareholders of record on March 31, 2011, with fractional shares rounded up to the next whole share. A total of 341,047 shares were issued under this stock dividend at a value of $5 per share. The weighted average shares outstanding for 2010 and 2009 have been recomputed to show the pro-forma effect of both 4% dividends for comparative purposes.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

        Risk and uncertainties:    Certain risks and uncertainties are inherent in the Company's day-to-day operations and in the process of preparing its consolidated financial statements. The more significant of those risks and uncertainties, as well as the Company's method for mitigating the risks, are presented below and throughout the notes to the consolidated financial statements.

  •
  Estimates—The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

  •
  Reinsurance—Reinsurance contracts do not relieve the Company from its obligations to insureds. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible when necessary. The Company evaluates the financial condition of its reinsurers to minimize its exposure to losses from reinsurer insolvencies. Management believes that any liabilities arising from this contingency would not be material to the Company's financial position.

  •
  Investment risk—The Company is exposed to risks that issuers of securities owned by the Company will default or that interest rates will change and cause a decrease in the value of its investments. As interest rates decline, the velocity at which these securities pay down the principal may increase. Management mitigates these risks by conservatively investing in high-grade securities and by matching maturities of its investments with the anticipated payouts of its liabilities.

  •
  Regulatory Factors—The Company is highly regulated by the jurisdictions in which its entities are domiciled and licensed to conduct business. Such regulations, among other things, limit the amount of rate increases on policies and impose restrictions on the amount and type of investments and the minimum surplus required to conduct business in the state. The impact of the regulatory initiatives in response to the recent financial crisis, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, could subject the Company to substantial additional regulation.

  •
  Vulnerability Due to Certain Concentrations—The Company monitors economic and regulatory developments that have the potential to impact its business. Federal legislation has allowed banks and other financial organizations to have greater participation in insurance businesses. This legislation may present an increased level of competition for sales of the Company's products.

        New Accounting Standards:    In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). The new guidance requires entities to separately disclose information relative to transfers in and out of Levels 1 and 2 in the fair value hierarchy. Additionally, ASU 2010-06 requires separate presentation of transfers in, transfers out, purchases, sales, issuances and settlements of Level 3 investments in the tabular reconciliation of Level 3 activity. ASU 2010-06 also clarifies the level of disaggregation for which fair value measurements should be disclosed and requires that information about input and valuation techniques be disclosed for Level 2 and Level 3 assets and liabilities. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

years. The Company has included all necessary disclosures as a result of this guidance within its 2010 consolidated financial statements.

        In October 2010, the FASB issued authoritative guidance to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Under the new guidance, acquisition costs are to include only those costs that are directly related to the acquisition or renewal of insurance contracts by applying a model similar to the accounting for loan origination costs. An entity may defer incremental direct costs of contract acquisition that are incurred in transactions with independent third parties or employees as well as the portion of employee compensation and other costs directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts. Additionally, an entity may capitalize as a deferred acquisition cost only those advertising costs meeting the capitalization criteria for direct-response advertising. This change is effective for fiscal years beginning after December 15, 2011 and interim periods within those years. Early adoption as of the beginning of a fiscal year is permitted. The guidance is to be applied prospectively upon the date of adoption, with retrospective application permitted, but not required. The Company plans to adopt this guidance effective January 1, 2012. The Company is in the process of assessing the impact of the guidance on its financial statements; however, the Company currently does not expect to experience a significant impact as a result of this new guidance.

        All other new accounting standards and updates of existing standards issued during 2010 did not relate to accounting policies and procedures pertinent to the Company at this time.

Note 2. Office Lease

        The Company leases office space under a lease executed August 28, 2009 and amended on January 21, 2011 that expires on January 31, 2014. Rent expense for the years ended December 31, 2010 and 2009 was $93,369 and $41,762, respectively. Future minimum lease payments for 2011, 2012, 2013 and 2014 are $94,242, $117,308, $128,240 and $10,687, respectively.

Note 3. Investments

        The amortized cost and estimated fair value of investments in fixed maturities as of December 31, 2010 and 2009 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2010:
Fixed maturities:
U.S. government obligations	$3,357,871	$6,406	$160,542	$3,203,735
States and political subdivisions	1,098,202	—	113,373	984,829
Corporate bonds	2,327,465	—	117,896	2,209,569

Total fixed maturities	6,783,538	6,406	391,811	6,398,133
Equity securities:
Preferred corporate stock	200,000	—	—	200,000
Private placement common stock	910,725	—	—	910,725

Total equity securities	1,110,725	—	—	1,110,725

Total	$7,894,263	$6,406	$391,811	$7,508,858

December 31, 2009:
Fixed maturities:
U.S. government obligations	$4,825,847	$—	$104,515	$4,721,332

Total fixed maturities	4,825,847	—	104,515	4,721,332
Equity securities:
Private placement common stock	55,000	—	—	55,000

Total equity securities	55,000	—	—	55,000

Total	$4,880,847	$—	$104,515	$4,776,332

        The following table summarizes, for all securities in an unrealized loss position at December 31, 2010 and 2009, the estimated fair value, pre-tax gross unrealized loss and number of securities by length of time that those securities have been continuously in an unrealized loss position.

	December 31, 2010			December 31, 2009
	Estimated Fair Value	Gross Unrealized Loss	Number of Securities	Estimated Fair Value	Gross Unrealized Loss	Number of Securities
Fixed Maturities:
Less than 12 months:
U.S. government obligations	$2,552,276	$160,542	14	$4,721,332	$104,515	41
States and political subdivisions	984,829	113,373	5	—	—	—
Corporate	2,209,569	117,896	16	—	—	—

Total fixed maturities	$5,746,674	$391,811	35	$4,721,332	$104,515	41

        Based on our review of the securities in an unrealized loss position at December 31, 2010 and 2009, no other-than-temporary impairments were deemed necessary. Management believes that the Company will fully recover its cost basis in the securities held at December 31, 2010, and management does not have the intent to sell nor is it more likely than not that the Company will be required to sell such securities until they recover or mature. As of December 31, 2010, all of the above fixed maturities had a fair value to cost ratio equal to or greater than 87%. The temporary impairments shown herein

Note 3. Investments (Continued)

are primarily the result of the current interest rate environment rather than credit factors that would imply other-than-temporary impairment.

        The amortized cost and estimated fair value of debt securities at December 31, 2010, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$—	$—
Due after one year through five years	645,055	651,461
Due after five years through ten years	3,785,919	3,582,921
Due after ten years	2,352,564	2,163,751

	$6,783,538	$6,398,133

        The Company is required to hold assets on deposit for the benefit of policyholders in accordance with statutory rules and regulations. At December 31, 2010 and 2009, these required deposits had a total amortized cost of $740,649 and $99,279, respectively.

        The components of net investment income for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
Fixed maturities	$167,346	$43,551
Equity securities	1,171	—
Cash and short-term investments	15,773	49,877
Other	7,887	—

	192,177	93,428
Less investment expenses	(24,564)	(3,502)

	$167,613	$89,926

Note 4. Fair Values of Financial Instruments

        Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Accounting standards require the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, accounting standards establish fair value hierarchy for valuation inputs that gives the highest priority to quoted

Note 4. Fair Values of Financial Instruments (Continued)

prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1:	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2:

Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

        A description of the valuation methodologies used for assets measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

        Securities available for sale:    The fair value of the Company's securities available for sale is determined using Level 2 inputs, which are derived from quoted prices for similar assets.

        Preferred corporate stock:    The fair value of the Company's preferred corporate stock is determined using Level 2 inputs, which are derived from quoted prices for similar assets.

        Private placement common stock:    The fair value of the Company's private placement common stock is determined using Level 3 inputs, which for these investments is equal to their cost basis, given the nature of the companies and their operations.

Note 4. Fair Values of Financial Instruments (Continued)

        The following table presents the Company's fair value hierarchy for those financial instruments measured at fair value on a recurring basis as of December 31, 2010 and 2009.

	Quoted in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Estimated Fair Value
December 31, 2010
Fixed maturities:
U.S. government obligations	$—	$3,203,735	$—	$3,203,735
States and political subdivisions	—	984,829	—	984,829
Corporate	—	2,209,569	—	2,209,569

Total fixed maturities	—	6,398,133	—	6,398,133
Equity securities:
Preferred corporate stock	—	200,000	—	200,000
Private placement common stock	—	—	910,725	910,725

Total equity securities	—	200,000	910,725	1,110,725

Total	$—	$6,598,133	$910,725	$7,508,858

December 31, 2009
Fixed maturities:
U.S. government obligations	$—	$4,721,332	$—	$4,721,332

Total fixed maturities	—	4,721,332	—	4,721,332
Equity securities:
Private placement common stock	—	—	55,000	55,000

Total equity securities	—	—	55,000	55,000

Total	$—	$4,721,332	$55,000	$4,776,332

        At December 31, 2010 and 2009, Level 3 financial instruments consisted of private placement common stock, where trading is limited. The fair value for these investments is equal to their cost basis, given the nature of the companies and their operations. The only activity within this group in 2010 or 2009 has been additional purchases. There have been no sales or transfers in or out of Level 3 relative to these assets.

        The table below sets forth a summary of changes in the fair value of the Company's Level 3 financial instruments for the years ended December 31, 2010 and 2009, respectively:

	Years Ended December 31,
	2010	2009
	Private Placement Common Stock	Private Placement Common Stock
Balance, beginning of year	$55,000	$—
Purchases	855,725	55,000

Balance, end of year	$910,725	$55,000

Note 4. Fair Values of Financial Instruments (Continued)

        Accounting standards require disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring basis or non-recurring basis are discussed above.

        Cash and cash equivalents:    The carrying value of cash and cash equivalents approximates the fair value because of the short maturity of those instruments.

        Policy loans, notes receivable, short-term investments, cash and cash equivalents and accrued investment income:    The carrying amounts reported for these financial instruments approximate their fair values.

        Investment-type contracts:    The fair value for direct and assumed liabilities under investment-type insurance contracts (accumulation annuities) is calculated using a discounted cash flow approach. Cash flows are projected using actuarial assumptions and discounted to the valuation date using risk-free rates adjusted for credit risk and nonperformance risk of the liabilities. Liabilities under investment-type insurance contracts that are wholly ceded by CRLIC to a non-affiliated reinsurer are carried at cash surrender value which approximates fair value. The fair values for insurance contracts other than investment-type contracts are not required to be disclosed.

        Policy claims:    The carrying amounts reported for these liabilities approximate their fair value.

	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Fixed maturities	$6,398,133	$6,398,133	$4,721,332	$4,721,332
Equity securities	1,110,725	1,110,725	55,000	55,000
Policy loans	94,272	94,272	—	—
Notes receivable	200,000	200,000	—	—
Short-term investments	500,000	500,000	1,506,665	1,506,665
Cash and cash equivalents	5,250,468	5,250,468	1,484,114	1,484,114
Liabilities:
Policyholder deposits
(Investment-type contracts)	11,692,181	11,759,019	97,464	97,464
Policy claims	183,706	183,706	7,347	7,347

Note 5. Income Tax Matters

        Significant components of the Company's deferred tax assets and liabilities as of December 31, 2010 and 2009 are as follows:

	2010	2009
Deferred tax assets:
Loss carryforwards	$1,727,972	$430,109
Unrealized losses on investments	131,038	35,535
Benefit reserves	131,868	—

Total deferred tax assets	1,990,878	465,644
Less valuation allowance	(1,553,381)	(465,644)

Total deferred tax assets, net of valuation allowance	437,497	—
Deferred tax liabilities:
Policy acquisition costs	383,548	—
Due premiums	26,612	—
Value of business acquired	27,337	—

Total deferred tax liabilities	437,497	—

Net deferred tax assets	$—	$—

        During the year ended December 31, 2010 and 2009, the Company recorded a valuation allowance of $1,553,381 and $465,644, respectively, on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. As part of the valuation allowance of $1,553,381 recorded at December 31, 2010, the Company included $379,542 as a valuation allowance against loss carryforwards within CRLIC as of the purchase date of January 1, 2010.

        Loss carryforwards for tax purposes as of December 31, 2010, have expiration dates that range from 2024 through 2025.

        There was no income tax expense for the years ended December 31, 2010 and 2009. This differed from the amounts computed by applying the statutory U.S. federal income tax rate of 34% to pretax income, as a result of the following:

	2010	2009
Computed expected income tax benefit	$(755,890)	$(365,964)
Increase (reduction) in income taxes resulting from:
Meals, entertainment and political contributions	6,982	3,299
Dividends received deduction	(261)	—
Value of business acquired	39,551	—
True-up of provision to actual	1,481	—
Other	(58)	—

	47,695	3,299

Tax benefit before valuation allowance	(708,195)	(362,665)
Change in valuation allowance	708,195	362,665

Net income tax expense	$—	$—

Note 6. Reinsurance

        A summary of significant reinsurance amounts affecting the accompanying consolidated financial statements as of and for the years ended December 31, 2010 and 2009 is as follows:

	2010	2009
Balance sheets:
Benefit and claim reserves assumed	$3,395,026	$—
Benefit and claim reserves ceded	20,914,194	3,987
Statements of income:
Premiums assumed	37,103	—
Premiums ceded	645,635	1,619
Consideration on reinsurance assumed	3,729,599	—
Benefits assumed	323,133
Benefits ceded	2,039,786	—
Commissions assumed	27,068	—
Commissions ceded	29,820	—

        The following table provides a summary of the significant reinsurance balances recoverable on paid and unpaid policy claims by reinsurer along with the A.M. Best credit rating as of December 31, 2010:

Reinsurer	AM Best Rating	Recoverable on Paid Losses	Recoverable on Unpaid Losses
Security National Life Insurance Company	NR-5	$—	$113,013
Optimum Re Insurance Company	A-	—	12,069
Investors Heritage Life Insurance Company	B+	—	7,335

			$132,417

        CRLIC has a 100% coinsurance agreement with SNL whereby 100% of the business written by CRLIC is ceded to SNL. At December 31, 2010, total benefit reserves, policy claims and deposit-type contracts ceded by CRLIC to SNL were $20,887,037. CRLIC remains contingently liable on this ceded reinsurance should SNL be unable to meet their obligations.

Note 7. Deposit-Type Contracts

        The Company's deposit-type contracts represent the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. This liability is generally equal to the accumulated account deposits, plus interest credited, and less policyholder withdrawals. The following table provides information about deposit-type contracts at December 31, 2010 and 2009:

	2010	2009
Beginning balance	$97,464	$—
Deposit-type contracts assumed from SNL	2,415,310	—
Deposit-type contracts fully ceded by CRLIC	8,923,395	—
Deposits received	271,143	109,387
Investment earnings	5,313	527
Withdrawals	(20,444)	(12,450)

Ending balance	$11,692,181	$97,464

Note 7. Deposit-Type Contracts (Continued)

        Under the terms of ALSC's coinsurance agreement with SNL, ALSC assumes certain deposit-type contract obligations, as shown in the table above. Additionally, CRLIC cedes 100% of its direct business to an external reinsurer. Accordingly, this amount is presented within the corresponding single line above. The remaining deposits, withdrawals and interest credited represent those for ALSC's direct business.

Note 8. Statutory Net Income and Surplus

        ALSC is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Nebraska Department of Insurance. Likewise, CRLIC is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Missouri Department of Insurance. Statutory practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. The statutory net loss of ALSC amounted to $1,433,555 and $256,206 for the years ended December 31, 2010 and 2009, respectively. Statutory capital and surplus of ALSC amounted to $5,636,925 and $5,198,499 at December 31, 2010 and 2009, respectively. The statutory net income (loss) of CRLIC was ($89,279) and $16,512 for the years ended December 31, 2010 and 2009, respectively. Statutory capital and surplus of CRLIC totaled $1,584,780 and $1,681,250 at December 31, 2010 and 2009, respectively.

Note 9. Dissolution of Subsidiary

        On December 31, 2009 Western States Alliance Corp. (WSA), a subsidiary of the Company, was dissolved. As of December 31, 2009 the only asset held by WSA was its own investment in the Company. When WSA was dissolved each of the WSA shareholders received a pro rata interest in the Company.

Note 10. Related Party Transactions

        Midwest and ALSC operate under a cost sharing agreement that provides for the allocation of certain common expenses. The expenses are settled on a direct cost basis. The amount of total payments in 2010 and 2009 were $908,653 and $211,800, respectively.

        The Company has a consulting agreement with a corporation owned by a Board member. The agreement, approved by the Board of Directors, provides for consulting services related to capital raising and special projects and runs through 2012. Total payments made by the Company in 2010 and 2009 amounted to $332,215 and $63,333, respectively.

        ALSC has a general agent contract with a corporation owned by an officer of Midwest. The agreement, which was approved by the Board of Directors of Midwest and ALSC, specifies that the corporation, a licensed insurance agency, shall receive an override on business written in exchange for managing the Company's marketing. In addition, the agency must pay for all sales conventions, contests, prizes, awards and training seminars. Total payments made by ALSC in 2010 and 2009 were $355,972 and $43,621, respectively.

Note 11. Subsequent Events

        The Company has reached an agreement to acquire all of the outstanding shares of Old Reliance Insurance Company (Old Reliance), an Arizona domiciled life insurance company licensed in 14 states, in exchange for approximately $3,000,000 comprised of a combination of cash from ALSC, issuance of

Note 11. Subsequent Events (Continued)

a surplus note by ALSC, and shares of Midwest common stock. The agreement calls for ALSC and CRLIC to be merged with and into Old Reliance. The merged company will change its name to American Life and Security Corp. This transaction is subject to and awaiting regulatory approval.

        All of the effects of subsequent events that provide additional evidence about conditions that existed at December 31, 2009, including the estimates inherent in the process of preparing financial statements, are recognized in the financial statements. The Company does not recognize subsequent events that provide evidence about conditions that did not exist at the date of the financial statements but arose after, but before the financial statements were available to be issued. In some cases, non recognized subsequent events are disclosed to keep the financial statements from being misleading.

        On April 29, 2011, Midwest paid a 4% stock dividend to shareholder of record on March 31, 2011. A total of 341,047 common shares were issued under this stock dividend at a value of $5 per share.

        The Company has evaluated subsequent events through June 10, 2011, the date that the financial statements were issued.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MIDWEST HOLDING INC.
Date: December 12, 2011	By:	/s/ TRAVIS MEYER Travis Meyer, President

 INDEX OF EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
2.1	Stock Purchase Agreement, dated January 20, 2009, by and between American Life & Security Corp. and Security National Life Insurance Company.
2.2	Stock Purchase Agreement, dated November 8, 2010, by and among Midwest Holding Inc., American Life & Security Corp., Old Reliance Insurance Company and David G. Elmore.
3.1	Amended and Restated Articles of Incorporation, dated March 29, 2010.
3.2	Articles of Amendment to the Amended and Restated Articles of Incorporation, dated May 6, 2010.
3.3	Amended and Restated Bylaws.
10.1	Employment Agreement, dated July 1, 2011, by and between Midwest Holding Inc. and Travis Meyer.
10.2	Employment Agreement, dated July 1, 2011, by and between Midwest Holding Inc. and Mark Oliver.
10.3	Consulting and Advisory Agreement, dated September 1, 2009, by and between Midwest Holding Inc. and Bison Capital Corp. (f/k/a Corporate Development Inc.).
10.4	Administrative Services Agreement, dated August 17, 2009, by and between American Life & Security Corp. and Investors Heritage Life Insurance Company.
10.5	Administrative Services Agreement, dated August 17, 2009, by and between Midwest Holding Inc. and Investors Heritage Life Insurance Company.
10.6	Automatic Reinsurance Agreement, dated August 1, 2009, by and between American Life & Security Corp. and Optimum Re Insurance Company.
10.7	Amendment Number One to Automatic Reinsurance Agreement, dated August 1, 2009, by and between American Life & Security Corp. and Optimum Re Insurance Company.
10.8	Amendment Number Two to Automatic Reinsurance Agreement, dated August 1, 2009, by and between American Life & Security Corp. and Optimum Re Insurance Company.
10.9	Bulk Reinsurance Agreement, dated September 1, 2009, by and between American Life & Security Corp. and Optimum Re Insurance Company.
10.10	Amendment to all Reinsurance Agreements, dated August 4, 2011, by and between American Life & Security Corp. and Optimum Re Insurance Company.
10.11	Automatic Reinsurance Agreement, dated August 1, 2009, by and between American Life & Security Corp. and Investors Heritage Life Insurance Company.
10.12	Reinsurance Agreement, dated January 1, 2010, by and between American Life & Security Corp. and Security National Life Insurance Company.
21.1	List of Subsidiaries.
99.1	Disclaimer of Control by Rick D. Meyer, dated September 26, 2010.